UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

02020207

NO ACT
P.E 12-18-01
1-00442

February 13, 2002

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act 1934
Section
Rule 14A-8
Public Availability 2/13/2002

Re: The Boeing Company
Incoming letter dated December 18, 2001

Dear Ms. Morgan:

This is in response to your letters dated December 18, 2001 and February 7, 2002 concerning the shareholder proposal submitted to Boeing by Donald W. Shuper. We also received letters from the proponent dated January 5, 2002 and February 11, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Donald W. Shuper
13715 NE 70th Place
Redmond, WA 98052

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Don Shuper for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 14, 2001, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Don Shuper ("Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the Company's pension plans and states, in relevant part:

> *Resolved: Shareholders request the Board adopt the following policy:*
>
> *(1) All employees vested at the time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.*
>
> *(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.*

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude portions of the Proposal from its 2002 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements and assertions of fact that are materially false or misleading. The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements and assertions of fact that are materially false or misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9, note (b), specifically defines as misleading "[m]aterial which directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also SI Handling Systems, Inc.* (May 5, 2000); *Philip Morris Companies Inc.* (Feb. 7, 1991); *Detroit Edison Co.* (Mar. 4, 1983). As described in detail below, the Proposal contains several allegations that impugn the Company's integrity by falsely accusing the Company of such conduct, without factual foundation.

Proponent states in **paragraph 2** that *"Boeing improperly claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination."* Proponent points to no documentation, analysis, or proof that demonstrates the "impropriety" of the Company's claim. The Company's position in this regard, stated at length in its no-action request letter to the Staff in *The Boeing Co.* (Feb. 16, 2001), was that implementing the Proposal would expose the Company to risks of noncompliance with the plan's governing instruments and ERISA. Proponent has done nothing to refute or discredit this position.

Proponent alleges in **paragraph 3** that *"Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as trustee."* Proponent alleged that he was entitled to the information under ERISA Section 104, which entitles ERISA plan participants to certain information. Proponent's allegation is false and misleading in several respects. It is false because the Company has corresponded with Proponent concerning this issue for several months now. It is misleading because it implies that Proponent is entitled to the information requested, when he in fact is not a participant in either of the ERISA plans in question. Moreover, it is misleading because Proponent ignored the Company's response to him that the Company's Confidential Voting Policy prohibits disclosure of the voting information. It also ignores the loyalty and exclusive benefits rules under ERISA.

Proponent states in **paragraph 4**: *"We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s)."* Even though couched as Proponent's "belief," the statement should be excluded because it falsely accuses the Company of improper conduct. Proponent impugns the Company's integrity by falsely implying, without factual foundation, that the Company intentionally understated vested benefits under the old plan for the purpose of making the new plan look better.

Proponent's statement also implies that the Company knew for many years prior to actually adopting its cash-balance plan that it would in fact eventually adopt such a plan, which is not the case. Proponent further implies that in an effort to make the cash-balance plan "appear better," the Company began understating the vested benefits of the old pension plans many years prior to adopting the cash-balance plan. Proponent's implication would only make sense if the Company knew, long before it actually did so, that one day it would adopt a cash-balance plan. Such knowledge and intent cannot be ascribed to the Company. In addition, these implications are at odds with the Company's rights under ERISA to amend or terminate its pension plans in its discretion.

Proponent further alleges in **paragraph 4** that *"Boeing will not provide a copy of their analysis described last year."* Again, Proponent alleged that he was entitled the information under ERISA Section 104, which entitles ERISA plan participants to certain information. The Company has advised the Proponent it will not do so because (a) it is not the type of ERISA plan information that must be disclosed; and (b) the analysis does not exist in the form of any individual report or similar document that could be provided to Proponent. The Company's analysis consisted of considering a variety of information and opinions in analyzing the comparative benefits under the pension plans, including, but not limited to, the benefit formulas in the respective plan documents and the benefit outcomes for several hypothetical employees. As has been explained to Proponent, all of these factors made up the "analysis" that led to the Company's conclusion, stated in its 2001 Proxy Statement that "different employees will be impacted differently" and "overall, the PVP provides a level of benefits that is very close to, and in some cases better than the benefits provided by the prior plans."

Proponent contends in **paragraph 5** that the Company *"uses excess plan investment gains. . . to pump-up earnings with non-spendable dollars."* This allegation is properly excludable because it impugns the Company's integrity by falsely and misleadingly implying that the Company is using improper accounting procedures to falsify its earnings. In fact, the Company has advised us that its accounting for pension funds is in full material compliance with the accounting treatment mandated by generally accepted accounting principles.

Proponent's discussion of Milsap v. McDonnell Douglas Corp., 162 F. Supp.2d 1262 (N.D. Ok. 2001) is properly excludable because it is irrelevant to the issue of conversion to cash value pension plans and is clearly included to imply that the Company has engaged allegedly improper or illegal conduct. The case does not even concern Company activities, since McDonnell Douglas was not a part of the Company until 1997. Proponent's implication is clear, however: McDonnell Douglas' plant closing in 1994, in an alleged attempt to avoid paying pension and retiree benefits, somehow means the Company's conversion to its Pension Value plan is related and pernicious. This implication is false, misleading and inflammatory. As explained above, such statements that directly or indirectly impugn the Company's integrity or make charges of illegal or immoral conduct are properly excludable. Accordingly, Proponent's reference to and discussion of the case should be deleted.

In addition to the foregoing allegations and statements that impugn the Company's integrity by falsely accusing the Company of improper or illegal conduct, the Proposal also contains numerous statements also excludable under Rule 14a-9 because they inappropriately cast Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). These statements are as follows:

- [paragraph 3] *". . .despite being incorrectly described on the proxy card as a retiree choice."* The 2001 proxy card referred to the proposal as "Give retirees choice of pension plan." This language was completely congruent with Proponent's resolution which requested that non-represented employees "be given a choice between" the Heritage plans and the Pension Value plan.

- [paragraph 3] *"The California Public Employees Retirement System supported [last year's proposal] and stated, 'CalPERS advocates non-discrimination in retirement.'"* Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the facts noted in the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 7] *"encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees."* This statement is properly excludable because it misleadingly suggests that the Company made pension related promises that it has somehow not kept. The statement is also misleading because it its vague and indefinite. Proponent does not specify exactly which promises were allegedly broken. In addition, Proponent's use of the term "informed" choice is properly excludable because the Staff specifically asked him to delete the same term from his 2001 proposal. *See The Boeing Co.* (Feb. 16, 2001).

Finally, Proponent has included **a reference to his personal website address**. The Staff has recently indicated that website addresses are generally not excludable from shareholder proposals per se, but excludable if a target company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). Proponent's inclusion of the website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Moreover, because websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. This is especially true in the case of a proponent's personally constructed website. *See, for example, Pinnacle West Capital Corp.* (Mar. 11, 1998) (permitting exclusion of personal website).

The reference to Proponent's personal website is properly excludable for an alternative reason as well—its inclusion in the Company's proxy statement would inappropriately identify Proponent. In *Staff Legal Bulletin No. 14* (Jul. 13, 2001) the Staff reiterated its position that "a company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request."

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: Don Shuper
James C. Johnson, The Boeing Company

EXHIBIT A

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement " We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings. 428/

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity . . . and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H , and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at

http://home.att.net/~dprops/welcome.html

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.
THANK YOU

FAX FROM DON SHUPER

MY FAX NUMBER 4 2 5 - 8 8 5 - 9 5 2 8

DATE: Saturday, January 5, 2002

TO : SEC, Division of Corporate Finance

FAX : 202 942-9525

PAGES 25

NOTES : BOEING SHAREHOLDER PROPOSAL REBUTTUAL TO NO-ACTION REQUEST-SHUPER

Please acknowledge receipt by calling 425-885-9528 or faxing cover sheet to same number.

24 pages not counting this cover sheet- last page is suggest revision to proposal R-13

Note copies sent to SEC-Perkins Coie - and Boeing Corporate

Securities and Exchange Commission Sat, Jan 5, 2002
Office of Chief Counsel Division of Corporation Finance
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549 FAX -1-202-942-9525

Re: Boeing Shareholder Proposal by Don Shuper for Annual Meeting April 2002.
Re: Boeing letter of 18 Dec 2001, request for no-action letter from Perkins-Coie LLP on behalf of The Boeing Company.

Subject: Rebuttal to Boeing claims of our violation of Rule 14a-8(i)(3) and Rule 14a-9 in our shareholder proposal on choice of Pension Plans.

We would appreciate confirmation of receipt of this letter by reply to dshuper@att.net or by FAX of this page to 425-885-9528.

Dear Sir or Madam:

There are three segments to this response

Our rebuttal includes the following claims:

Boeing has not supported their multiple claims of false and misleading statements. They do not dispute that we requested various data and documents.

Their reasons for refusing to respond, disclose, or supply documents are irrelevant. The Boeing claims that we do not qualify to ask for data or documents are irrelevant. They have made it clear they will not disclose any information **unless in their opinion** it is unambiguously required by law.

Boeing has again improperly stated their reasons for no choice of pension plans by discrediting themselves in their own documents and BOD statements.

Boeing has mis-characterized as statements of fact certain communications as to content and time, and provided no documentation in support of their related allegations.

Boeing has not provided any evidence or examples to demonstrate that information on our website is false and misleading, and has knowingly mis-stated the SEC position as to the related " 500 word limitation "

In short, their allegations are objectively false, misleading, unsupported, unfounded, and in our opinion resemble a 'pro-forma" response..We believe we have addressed each complaint raised by Boeing. We will reword or delete such sections as necessary.

REFERENCES R-12 and R-13 are our proposal as submitted,and with changes suggested.

Donald W Shuper 425-885-9528. 13715 NE 70th Place, Redmond, WA 98052

Note that references [B-x] are Background and explanation, [R-x] are Rebuttal exhibits, and [C-x] are extracts from the Boeing complaints. A list of exhibits is on page12

Boeing complaint [C-1] on paragraph 2.

Proponent states in paragraph 2 that "Boeing **improperly** claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination." Proponent points to no documentation, analysis, or proof that demonstrates the "impropriety" of the Company's claim. "

Rebuttal for paragraph 2:

IMPROPER: To state something **known** to be not in accordance with fact, truth, or right [documented] procedure is improper [Blacks- Abridged 6th Edition].

Note that our choice of wording was paraphrased from their no-action request of last year. [C-2] " . . . The Company **could** not comply with these requirements if participation were not determined until retirement or termination. " However, in the **same** document, they **correctly** stated " In point of fact, a company has no such obligation, and **most** companies do not give employees a choice between old and new pension" plans."

a) We note that while **most** companies do not, **some** companies do. Boeing was arguing against Boeing in the same document, with an argument they **knew** was not supported by law. Their claim of **could not** comply was and is **objectively** false, misleading, and **improper.**

b) Their position is in direct opposition to the published position and explanation on choice by the DOL-PWBA. [R-2] " Employers have several options, including: . . . Stipulating that certain employees **who have reached a specific length of service or who have reached a certain age may choose to stay with the old formula; .**"

c) Last year the BOD published statement in opposition [R-7] acknowledged that employers **could** allow choice "Employers are not required to offer their employees a choice between pension plans, and **most** employers do not, for **good business reasons.** . . " Since some employers do offer choice, the Boeing claim against us is **improper.**

d) Our rebuttal [R-3] last year proved choice was possible. [AT&T Workers], may choose to receive benefits either under the traditional defined benefit plan or the cash balance account and they can make the choice at the time of retirement. "**Among other companies that have given pension plan choices to employees are Kodak, Motorola, and AT&T.**"

We belive the above reasons adequately support our use of the word "**improperly**", and are congruent with comments by the Judge Holmes presented in our proposal.

Boeing complaint [C-1] on paragraph 3

Proponent alleges in paragraph 3 that "Boeing **ignored** and **declined** multiple requests for the summary voting record of State Street which held 69 million employee shares as trustee."

Summary Rebuttal to paragraph 3 complaint:

Our "ignored and declined " statement is factual, and Boeing reasons and opinions are irrelevant

a) Multiple requests [R-4, R-4-1] were made to the **Plan Administrator** in June and October for voting and analysis information.[B-1]. No response on behalf of the Plan Administrator was made until after submittal of proposal. Boeing refused to provide the information, supporting **ignored** and **declined** wording [R-6].

b) Boeing also declined to answer our simultaneous **shareholder** requests [R-4] for a summary voting record.[R-5] We have made no allegations or inference as as to why they declined. Their reason for refusal is irrelevant to our statement and proposal.

c) Major pension funds like CalPERS disclose their voting records on their holdings, as described in our proposal.

[http://www.calpers-governance.org/alert/proxy/]

Boeing complaint [C-1] on paragraph 4

Proponent states in paragraph 4: "We believe Boeing has periodically **understated the vested benefits** due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s)." Even though couched as Proponent's "belief," the statement should be excluded because it falsely accuses the Company of improper conduct. Proponent impugns the Company's integrity by falsely implying, without factual foundation . . .

Summary rebuttal to Boeing claims against paragraph 4

Boeing has provided no support for its allegations as to our intent. Our statement is provably not false. Their claim is misleading as we provided an explanation about two weeks prior to their complaint.[R-4-1] on December 4.

a) A generic plot of annual benefit statements of vested benefits factored for privacy describes the understatements made on the annual vested benefit statements. [R-11]

b) We have not claimed any intent on behalf of Boeing. Although our proposal makes no claim that understatement is improper, we believe our background facts and data would support such a inference. [B-2]

Boeing complaint [C-1] on paragraph 4A [second part]

"Proponent further alleges in paragraph 4 that "Boeing will not provide a copy of their analysis described last year."

Rebuttal to Boeing claims against paragraph 4A

a) Boeing did not supply the **analysis** described in the BOD statement last year despite our requests both as a plan participant and as a shareholder.[R-6]. Their reasons are irrelevant.

b) The Plan Administrator and the Corporate Secretary did not respond with a denial or reasons until after our proposal was submitted.

c) The Boeing claim " the **analysis** does not exist " is false and misleading, as is their claim that no such analysis need be provided. [R-6]. I am a participant in the Heritage Plan used for comparison. The PWBA and some courts have suggested that I do have rights to such an analysis, which would be included in an "**actuarial valuation report.**" The change to a cash- balance plan does have an impact on plan funding not related to choice, and such an actuarial analysis is required under ERISA. [B-3]

Boeing complaint on paragraph 5

"Proponent contends in paragraph 5 that the Company "uses excess plan investment gains.., to pump-up earnings with non-spendable dollars." [R-12]

Rebuttal to Boeing claims against paragraph 5:

Again, Boeing is trying to argue against itself. We are willing to add the word " legally " to avoid any mis-interpretation. [R-13]

a) From the 1996 legal plan document [001_BOEW22A_96.doc.35] for the Heritage Plan, we find the following phrase under Article 9- Company contributions . . . " **Gains** arising from experience under the Plan **will not serve to increase the benefits otherwise due any participant, but will be used to reduce future company contributions.** " Compare this to our complete statement which says " Boeing does not use excess plan investment **gains to Increase the benefits otherwise due any participant, but uses them to reduce or eliminate future company contributions**, and to pump up earnings with non-spendable dollars To avoid any implication of impropriety, we would add the word "legally" e.g . . . to **legally** pump up earnings with non-spendable dollars.

b) Last year, $428 Million of net periodic pension benefit income was recognized in company earnings, about 20 percent of net earnings. For 2001, the expected amount was expected to be $400 Million greater. [2000 Annual report, page 59].

Boeing complaint about inclusion of Milsap v. McDonnell Douglas Corp:

Proponent's discussion of Milsap v. McDonnell Douglas Corp., 162 F. Supp.2d 1262 (N.D. Ok. 2001) is properly excludable because it is irrelevant to the issue of conversion to cash value pension plans and is clearly included to imply that the Company has engaged allegedly improper or illegal conduct."

Summary rebuttal to complaint about inclusion of Milsap:

We believe Milsap is relevant for the following reasons:

a) The Milsap case is not about conversion of plans. It is about management claims of "**good business reasons**", **[lack of] disclosure**, avoidance of benefit payments, pension plan obligations, pension surplus, and **reliance on management explanations.** Shareholders, institutions, and employees have a right to know the facts of the case and related background. Stockholders interested enough to look up the facts if given directions to the case can make their own decisions as to relevance and importance. [R-8,9]

b) **Findings of fact and conclusions of law** on public record by a federal judge during a 7 year trial including spoliation hearings are **not allegations**. [R-9].

c) Senior executives responsible for or aware of the proven illegal actions are still on the BOD and in the company. Past history on reluctance to **disclose**, reductions to pension and medical benefits, **false and misleading** statements, and their view of **promises** is pertinent to current issues.

Here is additional context for the paragraph 232 extract in our proposal.[R-8,9]

232. "The record further reflects a **corporate culture of mendacity**, as evidenced by the testimony of plant manager Mr. Bittle and the **disregard for the truth** evidenced by the testimony of CEO John McDonnell. As the Court observed during the trial:

We have sat here for two weeks and listened to testimony that I think at some places is almost knee buckling in the way in which it evidences an abject disregard for people's representations, people's representations to their employees, their teammates, people's representations to the public, people's representations to public officials. We have other kinds of testimony: Mr. Bittle himself indicating he believed himself to be an unwitting **instrument of fraud on the employees and the public**; . . . but to hear testimony that there was never even consideration as to whether there were **commitments, express or implied, to employees**, to the public, to public officials. Tr, 1243. "

d) Boeing stated last year[R-7] .".Employers are not required to offer their employees a choice between pension plans, and most employers do not, **for good business reasons.** " From the Wall Street Journal [R-8] on September 5th: "During the trial, the company's attorneys argued that the decision to close the plant was **based purely on business reasons** -- an argument that the judge threw out after the company **failed to produce documents supporting the business case** for the decision.

Rule 14a-9 complaints:

" the Proposal also contains numerous statements also excludable under Rule14a-9 because they inappropriately cast Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact . . ."

[paragraph 3] ". . despite being incorrectly described on the proxy card as a **retiree** choice." The 2001 proxy card referred to the proposal as "Give **retirees choice** of pension plan." This language was completely congruent with Proponent's resolution which requested that **non-represented employees "be given a choice** between" the Heritage plans and the Pension Value plan..

Rebuttal to Rule 14a-9 complaints:

The statement Boeing used is **incorrect** because our proposal [R-1] did [and does] not use the word **retiree**. Our statement last year starts: " All non-represented employees be given . . . ". We know of no regular case in which a retiree, e.g, one who is retired, can make a choice or change in his pension plan after retirement.

a) CalPERS, probably due to confusion with the Boeing statement, also referred to retirees e.g 'CalPERS advocates non-discrimination in **retirement** "

b) We received several questions about the proxy card wording, generally of the nature ' if your proposal passes, [and the company makes the change], would [**retirees**] be able to pick the better plan ? " Had we known of the Boeing statement in a timely fashion, we would have objected.

We suggest that the SEC consider requiring the company to furnish the exact wording as it will appear on the proxy card along with their statement against to prevent such confusion in the future.

[paragraph 3] "The California Public Employees Retirement System supported last year's proposal] and stated: 'CalPERS advocates non discrimination in retirement. "' Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the facts noted in the foregoing statement. . . "

We agree. We will add one word after the word retirement the URL for the CalPERS site. Our statement will then read : CalPERS advocates non-discrimination in retirement "

[**http://www.calpers-governance.org/alert/proxy/**]. We believe that . . . "

See R-13 for change per above.

[paragraph 7] "encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees." This statement is properly excludable because it misleadingly suggests that the Company made pension related **promises. . .** In addition, Proponent's use of the term "**informed**" choice is properly excludable because the Staff specifically asked him to delete the same term from his 2001 proposal. See The Boeing Co. (Feb. 16, 2001).[R-10]

Rebuttal to paragraph 7

Boeing misstates the SEC request [R-10], in that NO request was made for deleting the word promise from our supporting statement, and note that this portion of the statement is exactly the same as that published last year. This year - "Please encourage the BOD to **keep their previous pension promises by giving an informed choice** to loyal employees who made the company famous and profitable." Last year - "Please encourage the BOD to **keep their previous pension promises by giving an informed choice** to the loyal employees who have helped make the company famous and profitable."

Website address and personal information

"Finally, Proponent has included a reference to his personal website address.

We note that Boeing has **not specifically indicated why they believe information contained on our website is or may be materially false or misleading**, per section F of the Staff Legal Bulletin #14, and is apparently not aware that the " 500 word limit" is no longer a concern in regards to URLs.

The reference to Proponent's personal website is properly excludable

Boeing seems to think that since they are not **required** to publish our name, neither can we ? We can find no rule that prohibits **us** from revealing our name. We are aware that some companies do publish the name of the Proponent. Since the company **must** reveal our name if asked, and there is no prohibition on publication of our name by anyone who does ask, the company argument doesn't make sense.

CONCLUSION

We believe we have addressed each complaint raised by Boeing. We re-iterate our position to reword or delete such sections as necessary. Our website contains only copies of our communications, related references, and links to a few cash-balance related sites. It is intended to provide a reasonable method of accessing the complete exhibits used in our response and referenced in our proposal. We will link to the appropriate Boeing or SEC site for the official proxy. The following sections are additional background and references.

Thank you for your attention.

Donald W Shuper Redmond Wa 425-885-9528 dshuper@att.net

BACKGROUND INFORMATION [B-1 THRU B-4]

B-1 Background : ERISA Plans under discussion:

I am still a participant in the **FSP PLAN.** The FSP [Financial Security Plan]is a 401k plan funded by unused sick leave pay. I am no longer in the **VIP PLAN.** The VIP [Voluntary Investment Plan] is a 401k plan.funded by employee and company contributions.

State Street is the common trustee listed on the Master Trust Agreement for both the FSP and the VIP plans. With the exception of a company imposed limitation of Boeing stock not available for direct investment in the FSP plan, all other fund choices, fees, and investment options are common to both plans. Those optional investment choices [mutual funds] may hold Boeing stock. A single statement is sent quarterly for both plans, and information or investment access uses a single password common to both plans via a restricted phone system.

PENSION PLAN. I am a participant in the Heritage Plan and not the cash - balance PVP [Pension Value Plan]. The PVP Plan is primarily a benefit formula added to the defined benefits previously calculated under the Heritage Plan(s). Our comments and queries on analysis and understatement refer to the Heritage Plan, include the period before I retired, and relate to a comparison between the plans.

A summary of our correspondence follows which we belive will establish as factual our statement " ignored and declined multiple requests ".. Complete copies of the e-mails and OCR versions of faxes received are referenced and included separately. All e-mails were sent to both the Plan Administrator and the Corporate Secretary. [R-4, R4-1]

1) After first contacting State Street on June 22 as a plan participant thru an automated phone system restricted to bona-fide plan participants, an e-mail was sent on June 28 to the Plan Administrator for the 401k Plans and Pension Plans to request the voting information by the Plan trustee [State Street]

2) Additional e-mails repeating our initial request and including a request for the analysis mentioned by the BOD in their statement in opposition were sent on October 19th and 31st.

3) The first response [R-5] received by FAX was from the Corporate Secretary on October 26th which discussed and declined only our request for voting information.

4) Another e-mail was sent on October 31st to the Plan Administrator again asking for both the voting information and the analysis. A response [R-6]by FAX from the Corporate Secretary on November 16th, **TWO DAYS AFTER** our submittal apparently on behalf of the Plan Administrator, denying both the request for voting information and the analysis, and inviting me "to provide more information regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis." .

The above response [R-6] was the only response received supposedly on behalf of the Plan administrator in answer to our June 28 and October 19 e-mails

5) On December 3, [R-4-1] we responded by e-mail, asking for clarification as to the status of the Corporate Secretary as Plan administrator, and explaining in some detail the basis for our assertion as to understated pension benefits. No answer has been received.

Since Boeing has not and cannot provide documentation to support their allegations about our statement "Boeing ignored and declined multiple requests . . ." , their claim should be dismissed as it is objectively false.

<u>B-2 Background on understatement</u> :

In the 1994 legal Plan document, wording is that "the Final Average Benefit **computed as the sum of [core] and [excess] as of of a given date will not be less** than the sum as of an earlier date, as a result of a change in Covered Compensation. The SPD [Summary Plan Description] wording is similar:" . . . your alternate benefit determined at any time under the above formula may not be reduced in the future simply because of an increase in the appropriate Covered Compensation amounts " [R-11]

The following makes it clear that Boeing has known about the understatement, known that such actions are in direct contradiction to its published statements, and may have resulted in reduction in benefits to some retirees and a possible violation of ERISA.

1) On December 4 , we sent an e-mail [R4-1] to the Corporate Secretary and the Plan administrator in response to their invitation to explain :

"The heritage plan since 1989 has used an " alternate benefit formula " . . . the formula has always used a value called "Covered Compensation " [CC], which is the 35 year moving average of the Social Security wage base. Every year this base amount increases approximately 1500 to 1700 dollars. . . . Since the CC is subtracted from a "final average earnings " value to determine the amount known as 'excess benefit ' the result is that the benefit calculated as of January every year is almost always less then the benefit calculated for a month earlier [December]. . . . Until 1998-99, Boeing provided an annual benefit statement, describing the Plan calculations and the 'current vested value" **as of January 1 for that year.** Because of the annual increase in the CC value, the vested values shown were always less than the month before, and thus understated. Additionally, certain 'productivity" payments also influenced the disparity between actual vested benefits and those published. ". Our e-mail was acknowledged the next day, two weeks before the Boeing no-action letter [C-1] and we have not received a response.

2) A generic plot [R-11] of annual benefit statements [factored for privacy] compared to matching calculations done in accordance with the documented formulas is also available on our web-site at **http://home.att.net/~dprops/sawtooth.html#anchor1822382**

3) The following statements by SPEEA [Society of Professional Engineering Employees in Aerospace] at Boeing have never been refuted.

a) Newsletter of September 2, 1994 Num 1526 " Company Addresses 1989 Lump Sum/Retirement Issue." " . . . the lack of a replacement lump sum payment in December 1994 results in a **temporary reduction in the alternate benefit formula calculation.** Subsequent increased credited service and 60 month final average earnings eventually recoup the reduction after three to five months of additional service (the exact amount depends on an individual's circumstances). "

b) In November 2000, the following statement was also published by SPEEA.

" Each year in January, "covered compensation" in our Alternate Benefit formula is updated to reflect changes in nation wide wage data as determined by the Bureau of Labor Statistics. For the year 2001, this will affect the **alternate formula by reducing the february benefit, relative to the january benefit . . . . in October 2000,** we discussed these two items with Boeing benefits representatives. we understood that a review was underway which might result in lower benefits when covered compensation increased. past practice regarding lump sum payments has varied. we received a large (10%) bonus in december 1989. five years later, retirees would have received reduced retirement benefits for several months starting january 1995, but boeing chose to apply the december 1994 benefit level, until the saw-tooth effect was overcome. **after other bonuses, no adjustment was made.**

If NO ADJUSTMENT WAS MADE due to the effects of a bonus OR Covered Compensation, we believe it would be in violation of ERISA and Boeing legal documents. Our proposal makes no such claim.

<u>B-3 Background and Support:</u>

1) Boeings' "explanation and advice" as to the Analysis from a responsible source with fiduciary responsibility , e.g the "Plan Administrator ", was NOT received prior to submittal as implied. As we stated earlier in response to Paragraph 3. " A response by FAX from the Corporate Secretary on November 16th [R-6] , two days after our submittal apparently on behalf of the Plan Administrator, denying both the request for voting information **and the analysis** "

2) ERISA requires an **actuarial valuation report** of a pension plan be made periodically, and whenever a change to the plan is made which would impact the actuarial assumptions. The addition of a benefit formula while not terminating the old plan such as was done with the Cash- Balance plan [PVP] requires a new analysis, which would include the type of comparisons alluded to by the BOD. In their previous request for a no action letter [C-2], Boeing claimed " **complicated actuarial analysis** also would be needed to determine whether the proposed choice had any impact upon plan funding. "

3) The PWBA has published an opinion that such a actuarial report is part of the Plan documents required to be supplied [Pension and Welfare Benefits Administration Opinion Letter 96-14A, 15A Pens. Plan Guide (CCH) ¶ 19,984R, at 22,491-96 to -97 (July 31, 1996).

4) Additionally in Bartling v. Fruehauf Corp., 29 F.3d 1062 (6th Cir. 1994). the court concluded that **actuarial valuation reports** are "instruments under which the plan is operated" and found "all other things being equal, **courts should favor disclosure where it would help participants understand their rights**".

B-4 Inclusion of Milsap

Some additional background from: [R-9] James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H -[page 91] under Conclusions:

"This case presents the most unique of circumstances. MDC was informed at the summary judgment stage that **summary judgment would be granted in its favor upon the disclosure of the financial basis for defendant's business judgment to close the tulsa facility.** Such disclosure never occurred. Instead, Defendant embarked upon a remarkable course of obstruction, inconsistent representations, and outright falsehoods. The sworn testimony at trial confirmed a history of deception and bad faith by the company and laid bare that **discovery in this case was replete with the same duplicity that marked Defendant's treatment of its employees and the public at large.**"

END OF BACKGROUND

Rebuttal Exhibits -Boeing-Shuper Proposal

Pertinent contextual extracts of documents are included.

C-1 Boeing letter of 18 Dec 2001, request for no-action letter- not included here. Extracts were made in our rebuttal.

C-2 Boeing letter of 16 Feb 2001, request for no-action letter of last year against us. Extracts in more detail here.

R-1 Extracts from Our proposal last year as published. in Boeing proxy.as Number 7

R-2 Extract from DOL/PWBA site [http://www.dol.gov/dol/pwba/public/pubs/cashbq&a.htm]

R-3 Our rebuttal last year of 23 Jan 2001 to Boeing C-2

R-4 E-mails to Boeing - with minor redactions for privacy and headers. Last e-mail labeled R-4-1 is on Dec 4, 2001

R-4-1 Dec 4 E-mail - Asks who is Plan Administrator and explains about understatement.

R-5 October 26,2001 -First response from Boeing OCR copy of FAX -complete.

R-6 November 16, 2001- Second response from Boeing - OCR copy of FAX-complete.

R-7 Last year Boeing BOD objections to our proposal as published. Extracts.

R-8 WSJ articles of Sept 5 and Sept 6., 2001. Earlier extracts from a 1994 WSJ article. Purpose: To show past practice of senior executives.

R-9 Extracts and link to our pdf copy of James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H. [92 pages, 2.7mb size] To download file **http://home.att.net/~dshuper/Milsap.pdf** .my alternate site used due to size limits.

R-10 SEC no - action letter of Feb 16, 2001 to Boeing and proponent.-extracts.

R-11 Generic Plot of sawtooth effect about **understatement**

Or See [**http://home.att.net/~dprops/sawtooth.html#anchor1822382**]

R-12 Our proposal as submitted on November - 480 words.

R-13 Our proposal with two revisions per this memo - CalPERS site and add word " legal " 482 words

C-2 Boeing letter of 16 Feb 2001, request for no-action letter of last year against us.

Third, the Proposal is misleading because it may be interpreted as implying that this is just a simple matter of deciding to **give employees a choice between the old boeing pension plans and the pvp. that is not correct.** Plan amendments making fundamental changes in the Company's pension plan would be required before such a choice could be given. **complicated actuarial analysis** also would be needed to determine whether the proposed choice had any impact upon plan funding.

Fourth, the Proposal is misleading to the extent it may be implying that the "informed choice" could be made at the time of retirement or termination. **ERISA and other laws impose specific eligibility, vesting, benefit and funding requirements. the company could not comply with these requirements if participation were not determined until retirement or termination.**

R-1 Our proposal last year as published. in Boeing proxy.as Number 7 [extracts]

1) All non-represented **employees be given a choice** between the old Boeing [Heritage] pension plans used prior to Jan 1, 1999, or the current Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Please encourage the BOD to keep their **previous pension promises by giving an informed choice** to the loyal employees who have helped make the company famous and profitable

R-2 Extract from DOL/PWBA site

[http://www.dol.gov/dol/pwba/public/pubs/cashbq&a.htm]

Cash Balance Plans Questions & Answers U.S. Department of Labor Pension and Welfare Benefits Administration November 1999

11. Is my employer required to give me a choice of remaining under the old formula rather than automatically switching me to the new formula? Neither ERISA nor the IRC requires employers to give employees the choice of remaining in the old formula. Employers have several options, including:

a) allowing employees to remain under the old formula, while restricting new hires to the new formula;

b) stipulating that certain employees who have reached a specific length of service or who have reached a certain age **may choose to stay with the old formula**; and,

c) providing no choice, replacing the old formula and applying the new formula to all participants.

R-3 Our rebuttal last year of 23 Jan 2001 to Boeing C-2 extracts

". Among other companies that have given pension plan choices to employees are kodak, motorola, and AT&T.

."After negotiations with AT&T in two more rounds of bargaining, CWA finally was able to reach agreement last year on a formula to phase in a cash balance plan in a way that provides the desirable portability feature and yields only pension improvements - with no benefit reductions - for the entire union-represented work force. Workers with 15 years or more of service as of July 30, 1998, **may choose to receive benefits either under the traditional defined benefit plan or the cash balance account and they can make the choice at the time of retirement** so that it is completely clear which is best for them at that stage of life." - Morton Bahr CWA President Communication Workers of America] from the CWA News, October 1999.

R-4 E-mails to Boeing - with minor redactions for privacy and headers.
Sent on October 19, 2001
To: Corporate Secretary <shareholderservices@pss.boeing.com>
From: Donald Shuper <dshuper@att.net>
Subject: Repeat request for information
To: Boeing Corporate Secretary
Boeing Pension Plan Administrator - Jim Dagnon - Chairman of Employee Benefits committee
From : Donald W Shuper Shareholder proponent and Boeing Retiree [1995]
SUBJECT : CURRENT: REPEAT OF MY JUNE 28 REQUEST FOR INFORMATION
New : Request for additional documentation
Past: Request for summary Voting record of State Street Bank and Trust as to the 69 Million shares of Boeing Stock at the 2001 Annual meeting.

I AM AGAIN REQUESTING the information as outlined below- About mid August, i was told that my request was forwarded to the Office of the Corporate Secretary. I note that more than 30 days has passed since my request without a response. Additionally **i am making the following request both as a shareholder and as a retirement plan participant.**

I have reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis. Although this is not a request at this time for a recalculation , it is a request for a copy of the analysis referred to in the BOD response to my shareholder proposal.

" The company believes, **based upon its analysis**, that for most employees who were near retirement age or who had long service when the PVP took effect, there is little difference in projected retirement benefits. In fact, due to the PVP's unusual features and the extra costs associated with this change, the Company further believes (**based again on its analysis**) that many employees' projected PVP benefits are slightly higher than the projected benefits from their former plans. ... If you are unable or unwilling to provide such information, please clearly state the reasons why, and provide supporting documentation.

Your timely attention and response would be appreciated

=====

SENT ON JUNE 28, 2001
To: Jim Dagnon, Chairman Employee Benefits Committee [Plan Administrator]
cc: Kathryn Brown, Assistant Corporate Secretary, Nancy.Cannon, Director of Benefits
Subject : Request for summary Voting record of State Street Bank and Trust as to the 69 Million shares of Boeing Stock at the 2001 Annual meeting.
From Donald W Shuper xxxxx

State Street acts as Trustee for voting Boeing Stock on behalf of the plan participants [employees-retirees] as described in note (15) of page 20 in the 2001 proxy. .

As a participant in the VIP/FSP plan, i am requesting a summary of how the approximately 69 Million Shares were voted on each director and proposals 2 thru 9, along with the total number of employees holding such shares, and the percentage of employees that provided the necessary instructions. I am specifically interested in the votes by State Street as Trustee for proposal number 7 on pension plans, since I am the proponent and plan to use the information in my submittal for the 2002 annual meeting. I am not asking for any identification of voters/employees, only a summary of the totals.

Attempts made to obtain such information
On Friday June 22nd I contacted State Street [CitiStreet] on 1-800-xxxx and requested the same information, making clear that I was asking them **in their capacity as trustee.**

On Monday, I received an answering machine message that simply said, contact Equiserve at xxxx. Today, June 28, I called, and was told that they could only send an annual report. NOTE: NO response on behalf of plan administrator was received until **Nov 16**, two days after submittal [R-6]. This supports our **ignored comment.**

R-5 October 26,2001 -First response from Boeing OCR copy of FAX -Complete
James C. Johnson Vice President Corporate Secretary & Assistant General Counsel
The Boeing Company FAX - OCTOBER 26,2001
Dear Mr. Shuper:

This is in response to your request for information regarding the summary voting record of State Street Bank and Trust as to the shares of Boeing Stock at the 2001 Annual Meeting. We have reviewed your request and discussed it with our counsel. We have concluded that supplying the requested information would be inconsistent with the terms and contrary to the purposes of the Company's Confidential Voting Policy.

The Company's Confidential Voting Policy is that all proxy, ballot and voting materials that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders will be kept secret from directors and executive officers of the Company, except (a) when disclosure is required by law or regulation, (b) when a shareholder expressly requests that his or her vote be disclosed, and (c) in a contested proxy solicitation. If the shareholder is an employee of the Company or a participant in the Boeing stock fund or the Company's retirement, savings or employee stock ownership plans, the information will not be disclosed to management unless either (a) or (b) above applies. The policy is clearly set forth in the Company's Proxy Statement.

We do not believe your request is consistent with the Confidential Voting Policy for several reasons. first, although you are a participant in the vip, you are not the "shareholder" who can request disclosure on behalf of all participants. second, the disclosure you seek is not required by applicable law or regulation. We also believe that the loyalty and exclusive benefit rules under ERISA weigh against disclosing voting data, especially where participants knew of or received communications about a policy of confidential voting beforehand.

Although revealing the aggregate voting of all VIP participants would not be traceable to a single shareholder. revealing the aggregate vote of participants in any of the trustee plans could be perceived as permitting management to put pressure on groups of employees and would therefore be contrary to the purposes of the Confidential Voting Policy. A February 1,2001 IRRC report on confidential voting policies notes that there is a heightened need to protect the confidentiality of voting by employees. The Company's policy explicitly states that the vote of employee shareholders is protected unless the shareholder requests that his or her vote be disclosed or law requires disclosure.

Finally, the policy is meant to keep information confidential permanently, not just until the polls are closed. Accordingly, disclosure is not appropriate even though the votes for the 2001 meeting have been tabulated.

Very truly yours, James C Johnson Vice President, Secretary & Assistant Genera) Counsel
cc: James B. Dagnon [Chairman of Employee Benefits Committee ie; PLAN ADMINISTRATOR.

R-6 November 16, 2001- Second response from Boeing - OCR copy of FAX- Complete

From James C. Johnson, Vice President, Corporate Secretary & Assistant General Counsel
FAX NOV 16 2001 [Two days after Fax submittal of our proposal]
Dear Mr. Shuper
This responds to your **message of October 31, 2001** [R-4] requesting the Employee Benefits Committee to produce two categories of information on the grounds that such production is required pursuant to Section 104 of the Employee Retire Income Security Act ("ERISA")
First Request

Your first request relates to 69 million shares of Boeing stock held in trust by State Street Bank and Trust Company ("State Street"), the trustee of the Company's Voluntary Investment Plan (the "VIP") and Financial Security Plan (the "FSP"). This request appears to encompass the following information: (a) a summary of how such shares were voted at the 2001 annual meeting, with respect to the election of each director and with respect to shareholder proposals 2 through 9: (b) the total number of employees holding such shares; and (c) the percentage of employees who provided instructions to State Street for these votes.

The Committee is not required to produce this information under ERISA Section 104. Under ERISA Section 104, the Committee must produce covered documents to a participant or beneficiary. our records do not show you to be a participant or beneficiary in the VIP. and, Boeing stock is not an investment option in the FSP. therefore, ERISA section 104 does not entitle you to any voting information from state street bank.

even if you were a vip participant or beneficiary, as you have recognized ERISA Section 104 requires a plan administrator to produce certain enumerated documents and "other instruments under which the plan is established or operated" The Ninth Circuit has addressed the scope of the "other instruments" aspect of ERISA Section 104, as follows:

As the legislative history bears out the documents contemplated by § 104(b)(4) are those that allow "the individual participant [to] know[] exactly where he stands with respect to the plan-— what benefits be may be entitled to, what circumstances may preclude him from obtaining benefits, what procedures he must follow to obtain benefits, and who are the persons to whom the management and investment of his plan funds have been entrusted." (Citations omitted.)

Hughes Salaried Retirees Action Committee v Administrator of the Hughes Non-Bargaining Retirement Plan, 72F.3d 686,690 (9th Cir. 1995). The U.S Department of Labor has likewise commented on this legislative history, concluding that participants should have " access to documents that directly affect their benefit entitlements under an employee benefit plan" [Emphasis supplied] DOL Adv. Op. 96-14.

The voting information that you have requested does not define the establishment or operation of the VIP or directly affect your benefits under the VIP. In fact, as stated above, your VIP benefits have been previously distributed.

The company has previously responded [R-5] to your request for voting information. The Company's response included an explanation of Its Confidential Voting Policy (the Policy). The purpose and terms of the Policy prohibit disclosure of the voting Information you request, even in summary form and without individual identifiers. Also the loyalty and exclusive benefits rules under ERISA may make disclosure of plan- specific voting data Inappropriate In a case like this where participant knew of or received communications about the policy beforehand and had an expectation of confidentiality.

To be sure you are aware of the availability of the final vote tallies for the director elections and each of proposals 2 through 9, they were published in the Company's Form 10-Q for the quarter ended June 30,2001. The Form 10-Q is available on the Company's web site at www.Boeing.Com.

Second Request.

Your second request is for a copy of the"ANALYSIS" referred to by the Board of Directors in the Company's 2001 Proxy Statement in response to shareholder proposal 7. As you know, the scope of shareholder proposal 7 concerned the adoption of a policy to modify the benefits available under the Company's Pension Value Plan ("PVP").

Again, ERISA Section 104 does not entitle you to the information you have requested. Like the the VIP, our records do not show you to be a participant or beneficiary under the PVP. And, even if you were a PVP participant or beneficiary, ERISA Section 104 still would not require the disclosure of this type of document, which defines neither the establishment or the operation of the PVP.

Your second request leads to a practical response as well. **The "ANALYSIS" referred to In the 2001 Proxy Statement SIMPLY DOES NOT EXIST in the form of any individual report or similar document.** Instead, the Company considered a variety of opinions and information in analyzing the comparative benefits under the plans, including but not limited to the benefit formulas in the respective plan documents and the benefit outcomes for several hypothetical employers. This led to the Company's conclusion that 'different employees will be impacted differently" and, "overall the PVP provides a level of benefits that is very close to, and in some cases better than, the benefits provided by the prior plans.'

Finally, i invite you to provide more information regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis.'

the committee would like to know about any such information and address it appropriately. [R-4-1]

Very truly yours,James C. Johnson Corporate Secretary and Assistant General Counsel.

<u>R-4-1 Dec 4 e-mail</u> - Asks who is Plan Administrator and explains about understatement
From: "Johnson, James C" <james.c.johnson@boeing.com>
To: "'Donald Shuper'" <dshuper@att.net>
Subject: RE: Response re Understated Pension Benefits
Date: Tue, 4 Dec 2001 03:17:23 -0800
This will acknowledge receipt of you recent email
James C. Johnson Vice President, Corporate Secretary and Assistant General Counsel
-----Original Message-----
From: Donald Shuper [mailto:dshuper@att.net]
Sent: **Monday, December 03, 2001 11:59 PM**
To: james.c.johnson@boeing.com
Cc: Dagnon, James B; x x x x
Subject: Response re Understated Pension Benefits
ACKNOWLEDGEMENT OF RECEIPT OF THIS MESSAGE VIA E-MAIL WOULD BE APPRECIATED.
TO : James C Johnson, Corporate Secretary and Assistant General Counsel
CC: James Dagnon , Plan Administrator [Chairman of the Employee Benefits Committee]
Refs : 1) My E-mails of June 28, October 19, and October 31 to Jim Dagnon, et.al. as Chairman of the Employee Benefits Committee Plan Administrator

2) My Shareholder proposal submitted Nov 14 by FAX and e-mail to the Corporate Secretary [J. Johnson]

3) FAX of November 16 from J. Johnson inviting me to provide more information about" **understated pension benefits** on a yearly basis." [from my October 19th e-mail]

Dear Mr. Johnson

This e-mail is in response to your FAX of 16 November, apparently on behalf of the Employee Benefits Committee, which stated your [their ?] position on the subjects of voting by State Street and my request for a copy of an ' ANALYSIS" of pension plan benefit comparisons between the Heritage Plans and the cash-balance plan [PVP]

. I would appreciate clarification as to your position as to Plan Administrator.

1) Are you responding as a member of the committee [Plan Administrator] or at their direction ?

2) Who are the current members of the Committee ?

I wish to make it clear that my request for a copy of the "analysis" and my comments about understated pension benefit calculations are NOT a request for benefit recalculation. I also note that while I believe your reasons for not providing voting information from State Street or an "analysis " are not clearly supported by court action or administrative decisions, the matter at this time is moot as it relates to my shareholder proposal submitted on November 14, 2001.

You invited me to "**to provide more information** regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis." I note the above quote was from my e-mail of October 19, 2001 and not from my October 31 e-mail.

Note that in my proposal I stated only "We believe Boeing has periodically understated the vested benefits due employees during the last decade . . . ."

I believe the following explanation **will adequately support my assertion(s)** as described in my e-mails and **specifically support my comments in my proposal.**

The heritage plan since 1989 has used an " alternate benefit formula " which is the most common formula applied to employees and potential retirees. It is fully described in the SPD. Certain multiplier factors have changed over the years, but the formula has always used a value called "Covered Compensation " [CC], which is the 35 year moving average of the Social Security wage base. Every year this base amount increases approximately 1500 to 1700 dollars.

Since the CC is subtracted from a "final average earnings " value to determine the amount known as 'excess benefit ' the result is that the benefit calculated as of January every year is almost always less then the benefit calculated for a month earlier [December].

Until 1998-99, Boeing provided an annual benefit statement, describing the Plan calculations and the 'current vested value" as of January 1 for that year. Because of the annual increase in the CC value, the vested values shown were always less than the month before, and thus understated. Comparison calculations made in accordance with the described formula for each month over several years, when compared to the annual benefit statement and plotted, would show this effect clearly and resembles a 'sawtooth". Additionally, certain 'productivity" payments also influenced the disparity between actual vested benefits and those published.

Therefore, **the period mentioned in my shareholder proposal is every year the benefit statements were published** and/or every time a request is made for calculation of benefits as of January. I'm sure many of the committee members are aware of this characteristic, and will be able to easily verify it.

Should the above short explanation not suffice to provide background support of the statement in my proposal, I will be happy to provide a more detailed explanation with the understanding and agreement that it will not preempt any further queries by myself or others or impact my rights as a plan participant.

Thank you for your attention in this matter.

R-7 Last year Boeing BOD Objections to our proposal as published.-Extracts
Board of Directors' Response The Boeing Company designed its new pension plan. . .

The company believes, based upon its analysis, that for most employees who were near retirement age or who had long service when the PVP took effect, there is little difference in projected retirement benefits. In fact, due to the PVP's unusual features and the extra costs associated with this change, The company further believes (based again on its analysis) that many employees' projected PVP benefits are slightly higher than the projected benefits from their former plans. Of course different employees will be impacted differently. Contrary to the Proponent's Supporting Statement, overall, the PVP provides a level of benefits that is [very] close to, and in some cases better than, the benefits provided by the prior plans.

The proponent's **supporting** statement alleges that the company has broken "previous pension promises" made to employees. As just discussed, the Company does not believe that any promise was broken. [See R-8 1994 WSJ extracts]

R-8 WSJ articles of Sept 5 and Sept 6., 2001.Extracts Also Earlier extracts from a 1994 WSJ article. Purpose: To show past practice of senior executives.

Sept 5 , 2001 Judge Hands Boeing Defeat in Lawsuit Over Widespread Loss of Retiree Benefits

A judge in a federal district court in Tulsa, Okla., ruled in favor of a class of more than 1,000 older McDonnell Douglas Corp. workers, finding that the company, now owned by boeing co., closed a plant in 1993 to avoid paying pension, health and retiree medical benefits.

Judge Sven Erik Holmes issued a 90-page opinion that found, among other things, that "the record in this case clearly establishes liability" on the part of the company. the judge also found that Mcdonnell Douglas had hired consultants who advised it on how it could save money by selecting certain older workers for termination in a plant closing.

Judge Holmes gave the parties three weeks to propose how to proceed in determining the appropriate relief for the plaintiffs. Under pension law, the former workers may be entitled to back wages and pension payments, as well as the restoration of lost health benefits. the judge also indicated he might impose additional sanctions because of the company's "**failure to respond to discovery and repeated false statements under oath throughout this lawsuit.**"

During the trial, former mcdonnell douglas executives testified that during the time the plant closure was being planned, McDonnell Douglas executives also were urging employees in Tulsa to lobby elected officials to get approval for a contract to sell F-15s to Saudi Arabia.

During the trial, the company's attorneys **argued that the decision to close the plant was based purely on business reasons** -- an argument that the judge threw out after the company failed to produce documents supporting the business case for the decision. He found instead that the employees had made their case that the company had laid them off to avoid paying full retirement benefits.

In the suit, plaintiff James R. Millsap alleged McDonnell Douglas knew it could reap a total of $24.7 million in benefit savings if the 300 oldest employees were laid off before reaching age 55. documents showed that the company could also capture an additional $11 million in pension-plan surplus from its Tulsa segment.

====

Year 1994- WSJ -McDonnell, Douglas:Two Families Living On Different Planes
Despite Merger 27 Years Ago, The Bickering Continues; For One: 'They're Stupid'

Benefits Battle,the chief dispute that Donald and his brother James. 83, have with McDonnell Douglas is over a cost-cutting plan to terminate health-care benefits in 1996 for 20.000 company retirees -

But the Douglas call to action was mr. McDonnell's 1992 announcement of the phase out of medical benefits for retired nonunion employees. The move "robbed McDonnell Douglas of its honor," Donald says. john mcdonnell rejects the notion that the retiree benefits were formally promised by Donald sr. and by Mr.Mac who died with a a few months of each other 14 years ago.

The McDonnell Douglas chairman, who **avoided a billion-dollar-plus accounting charge by planning to end the coverage**, says the company is committed to providing health-care access to retirees at an affordable cost.

R-9 Extracts and link to a pdf copy of James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H. [92 pages, 2.7mb size pdf file].

To download file **http://home.att.net/~dshuper/Milsap.pdf**

We believe some of the extracts below are also pertinent and relevant as to the focus of senior executives on avoidance of benefits and pension costs, and the importance of surplus.

66. MDC's Executive Council knew about the large surpluses in the salaried pension plan. The pension surplus continued to be an issue for MDC from 1991 through 1993. By early 1991, MDC focused on the cost of company-paid health care coverage for both its current and future retirees. MDC management employees Rich Smoski, James Proffitt, William Austin, Mike Becker and Ruth Reeg prepared studies of these costs and shared them with chairman McDonnell and Chief Financial Officer Herb Lanese.

74. Defendant reviewed the option of other ways to monetize the pension surplus. The company's treasurer, Mr. Chase, also considered terminating the pension plan, transferring the surplus and using the excess assets to establish an employee stock ownership plan. According to mr. beebe, the **pension surplus also would have made the company an attractive merger candidate.**

263. The Court finds that MDC's inability to produce financial and economic bases for the Tulsa closing and its overall lack of credibility about its decision-making process is probative of pretext, and is legally sufficient, combined with the other circumstantial evidence presented by Plaintiffs, to support the inference that the proffered reason was not the true reason for the employment decision, and interference with Plaintiffs' rights was. END.

R-10 SEC no - action letter of Feb 16, 2001 to Boeing and proponent.-extracts

February 16, 2001 Response of the Office of Chief Counsel
Re The Boeing Company Incoming letter dated December 22, 2000

The proposal requests that the board of directors adopt a policy that (1) all non-represented employees be given an informed choice between the pension plan used prior to January 1,1999 or the current cash-balance plan at time of termination or retirement. . . .

. In our view, the proponent must:
- **delete the word "informed" in the sentence that begins "all non-represented . . ."** and ends "...or retirement "
- delete the sentence that begins "The IRS.. ." and ends". September 1999";
- delete the phrase "to retroactively approve such conversions; and
- provide factual support for the sentence that begins "Without a choice. .' and ends . . . turned it down".

Accordingly, unless the proponent~ provide Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits **only those portions** of the proposal and supporting statement from its proxy materials in reliance on rule 14-B(i)(3)

R-11 Generic Plot of sawtooth effect

See file [http://home.att.net/~dprops/sawtooth.html#anchor1822382]

or the following page

The plot on the following page was made by making computations based on my documents and retirement information and combined with the annual statements I received. All calculations by month matched within a few $ per year over a 5 year period. For purposes of illustration and privacy, all appropriate $ values were equally scaled to an 'average' employee, with the date scale remaining constant.

R-12 Proposal as Submitted on November 14 480 words

R-13 Proposal as suggested- addition of CalPERS site and the word "legal " 482 words.

R-13 is the LAST PAGE

Donald W Shuper..

NOTE; THE GENERIC PLOT BELOW REFERS TO THE BOEING HERITAGE PLAN NO. 001 THRU 1995-96. A REVIEW OF THE MOST CURRENT SUMMARY PLAN DOCUMENT INDICATES NO CHANGES THAT WOULD AFFECT THIS PLOT OR MY COMMENTS AS OF THE TIME THE PVP PLAN CONVERSIONS WERE MADE.

The square blocks were typical of your current vested value as of Jan 1, 199x as shown in your "personal benefit report ". This report was sent to you usually in August of every year thru1998. The "notch" or ' sawtooth ' is caused by two items. 1) The annual change in covered compensation [35 year average of SS wage base] and 2) in some years the drop-off in December of the lump sums/productivity payments awarded 60 months previous. Paid M2 is what the calculation formula would show if you were to retire as the given month. In * some * but not all cases, Boeing would give you the highest value in Dec, which could result in several months with no accrual of vacation time. Note that due to the 2000 hour per year limit on credited service, your credited service is exactly the same for Dec and Jan, and in most cases for salaried 2000 hours/45hours per week occurs in Nov. In some cases, your calculations catch up in a month or two, in some cases 5 or 6 months. The Paid M2 is always higher then the shown vested because the vested numbers use only your salary history and not the effects of lump sum or productivity payments. In my opinion, the Benefit Correct line M3 is what the plan documents - properly interpreted really mean.


Vested v Paid v Correct
Calc Vested M1
Benefit Paid M2
Report Vested
Benefit Correct M3
22000
21000
20000
19000
18000
17000
16000
15000
14000
ANNUAL PENSION $$
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Month-Year

R-11 Generic Plot of sawtooth effect

R-12 PROPOSAL AS SUBMITTED ON NOVEMBER 14, 2001
NOTE 480 WORDS COUNTING URL AS ONE WORD

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement " We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings.

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity . . . and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H , and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at
http://home.att.net/~dprops/welcome.html

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.

THANK YOU

R-13 - SUGGESTED CHANGE INPROPOSAL WORDING. CHANGES UNDERLINED 482 WORDS

Resolved: Shareholders request the Board of Directors adopt the following policy:
(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.
(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements
Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement "
http://www.calpers-governance.org/alert/proxy/

We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to legally pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings.

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity . . . and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H , and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at
http://home.att.net/~dprops/welcome.html
Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.

THANK YOU

[NOTE THIS IS LAST PAGE OF OUR REBUTTAL -]

PERKINS COIE LLP
1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
Phone: (206) 583-8447
Email: morgj@perkinscoie.com

February 7, 2002

VIA OVERNIGHT COURIER

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, DC 20549

Re: Shareholder Proposal Submitted by Donald W. and Gertrude S. Shuper, for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 14, 2001 Boeing received a proposed shareholder resolution and supporting statement (together, the "Proposal") from Donald W. Shuper and Gertrude S. Shuper (the "Proponent"), for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

The Proposal relates to the Company's pension plans and states, in relevant part:

Resolved: Shareholders request the Board adopt the following policy:

(1) All employees vested at the time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Boeing responded to the Proposal by submitting a no-action request letter (the "no-action request letter"), dated December 18, 2001, to the Securities and Exchange Commission (the "Commission"), notifying the Commission and the Proponent (who received a copy of the no-action request letter) of the Company's intention to omit portions of the Proposal from the 2002 Proxy Statement and form of proxy pursuant to Proxy Rules 14a-8(i)(3) and 14a-9. Boeing's no-action request letter is attached to this letter as **Exhibit A**.

On January 7, 2002 Boeing received a copy of the Proponent's rebuttal letter to the SEC (the "rebuttal letter"), a copy of which is attached to this letter as **Exhibit B**. Upon review of the rebuttal letter, the Company has determined to file a brief supplement to its no-action request letter. Based on the original no-action request letter and this supplemental letter, we renew our request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes portions of the Proposal from its 2002 Proxy Statement.

In accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter, including the Exhibits. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

* * * * *

The Company believes its original no-action request letter adequately addresses the arguments made in Proponent's lengthy rebuttal letter, except as supplemented by this letter.

1. Proponent stated in **paragraph 5** of his original Proposal that the Company *"uses excess plan investment gains. . . to pump-up earnings with non-spendable dollars."* The Company in its no-action request letter argued that this allegation "is properly excludable because it impugns the Company's integrity by falsely and misleadingly implying that the Company is using improper accounting procedures to falsify its earnings." In his rebuttal letter, Proponent suggests that the false and misleading nature of this allegation can be remedied by adding the word "legally" before the words "pump up." This attempted "fix" does not work, because the statement still accuses the Company of pumping up earnings, and by use of that

pejorative phrase, implies that the Company has acted improperly. Accordingly, the entire statement should be excluded from the Proposal.

2. Proponent stated in **paragraph 3** of his original Proposal that *"The California Public Employees Retirement System supported [last year's proposal] and stated, 'CalPERS advocates non-discrimination in retirement.'"* The Company in its no-action request letter argued that "Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the facts noted in the foregoing statement." In his rebuttal letter, Proponent indicates that this information came from the Calpers web site, *www.calpers-governance.org/alert/proxy/*. In fact, no such information is currently contained on the referenced web site. Since Proponent has not provided support or a proper cite for this statement, the statement should be excluded from the Proposal.

3. Proponent stated in **paragraph 2** of his original Proposal that "Boeing improperly claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination." The Company in its no-action request letter argued that this statement is properly excludable because Proponent impugns the Company's integrity by falsely and misleadingly implying that the Company acted "improperly" in stating its position that implementing this portion of the Proposal would expose the Company to risks of noncompliance with the plan's governing instruments and ERISA. In his rebuttal letter Proponent cites a 1999 Department of Labor Pension and Welfare Benefits Administration Q & A as authority for the proposition that PVP participants could choose to switch back to Heritage Plan participation at the time of retirement or termination. In fact, the DOL cite merely stands for the proposition that *at the time a new plan is being implemented* employers can give employees who have reached a specific length of service or a certain age a prospective choice of staying with an old formula, not that the employees can be given a retroactive choice at the time they retire or terminate employment. Accordingly, since Proponent has provided no support for the allegation of improper conduct, the entire statement should be excluded from the Proposal.

* * * * *

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2001. Accordingly, your prompt review of this supplemental response would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at 206/583-8447.

Please acknowledge receipt of this letter and its enclosures by date-stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan For J. Sue Morgan

JSM:reh

Enclosures
cc: Donald W. Shuper
James C. Johnson, The Boeing Company

EXHIBIT A

PERKINS COIE LLP

1201 THIRD AVENUE, SUITE 4800 · SEATTLE, WASHINGTON 98101-3099
TELEPHONE: 206 583-8888 · FACSIMILE: 206 583-8500

J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

December 18, 2001

VIA OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted by Don Shuper for Inclusion in The Boeing Company 2002 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("Boeing" or the "Company"). On November 14, 2001, Boeing received a proposed shareholder resolution and supporting statement (together the "Proposal") from Don Shuper ("Proponent") for inclusion in the proxy statement (the "2002 Proxy Statement") to be distributed to the Company's shareholders in connection with its 2002 Annual Meeting.

We hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent of the Company's intention to exclude the Proposal from the 2002 Proxy Statement for the reasons set forth below. We request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action to the Commission if Boeing excludes the Proposal from its proxy materials.

Further, in accordance with Commission Rule ("Rule") 14a-8(j) under the Securities Exchange Act of 1934, as amended, on behalf of Boeing the undersigned hereby files six copies of this letter and the Proposal, which (together with its supporting statement) are attached to this letter as **Exhibit A**. One copy of this letter, with copies of all enclosures, is being simultaneously sent to the Proponent.

The Proposal

The Proposal relates to the Company's pension plans and states, in relevant part:

Resolved: Shareholders request the Board adopt the following policy:

(1) All employees vested at the time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Summary of Basis for Exclusion

We have advised Boeing that it properly may exclude portions of the Proposal from its 2002 Proxy Statement and form of proxy pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements and assertions of fact that are materially false or misleading. The reasons for our conclusions in this regard are more particularly described below.

Explanation of Basis for Exclusion

Portions of the Proposal may be omitted pursuant to Rule 14a-8(i)(3) and Rule 14a-9 because they contain statements and assertions of fact that are materially false or misleading.

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal from its proxy statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. Rule 14a-9, note (b), specifically defines as misleading "[m]aterial which directly or indirectly impugns character, integrity, or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." *See also SI Handling Systems, Inc.* (May 5, 2000); *Philip Morris Companies Inc.* (Feb. 7, 1991); *Detroit Edison Co.* (Mar. 4, 1983). As described in detail below, the Proposal contains several allegations that impugn the Company's integrity by falsely accusing the Company of such conduct, without factual foundation.

Proponent states in **paragraph 2** that *"Boeing improperly claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination."* Proponent points to no documentation, analysis, or proof that demonstrates the "impropriety" of the Company's claim. The Company's position in this regard, stated at length in its no-action request letter to the Staff in *The Boeing Co.* (Feb. 16, 2001), was that implementing the Proposal would expose the Company to risks of noncompliance with the plan's governing instruments and ERISA. Proponent has done nothing to refute or discredit this position.

Proponent alleges in **paragraph 3** that *"Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as trustee."* Proponent alleged that he was entitled to the information under ERISA Section 104, which entitles ERISA plan participants to certain information. Proponent's allegation is false and misleading in several respects. It is false because the Company has corresponded with Proponent concerning this issue for several months now. It is misleading because it implies that Proponent is entitled to the information requested, when he in fact is not a participant in either of the ERISA plans in question. Moreover, it is misleading because Proponent ignored the Company's response to him that the Company's Confidential Voting Policy prohibits disclosure of the voting information. It also ignores the loyalty and exclusive benefits rules under ERISA.

Proponent states in **paragraph 4**: *"We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s)."* Even though couched as Proponent's "belief," the statement should be excluded because it falsely accuses the Company of improper conduct. Proponent impugns the Company's integrity by falsely implying, without factual foundation, that the Company intentionally understated vested benefits under the old plan for the purpose of making the new plan look better.

Proponent's statement also implies that the Company knew for many years prior to actually adopting its cash-balance plan that it would in fact eventually adopt such a plan, which is not the case. Proponent further implies that in an effort to make the cash-balance plan "appear better," the Company began understating the vested benefits of the old pension plans many years prior to adopting the cash-balance plan. Proponent's implication would only make sense if the Company knew, long before it actually did so, that one day it would adopt a cash-balance plan. Such knowledge and intent cannot be ascribed to the Company. In addition, these implications are at odds with the Company's rights under ERISA to amend or terminate its pension plans in its discretion.

Proponent further alleges in **paragraph 4** that *"Boeing will not provide a copy of their analysis described last year."* Again, Proponent alleged that he was entitled the information under ERISA Section 104, which entitles ERISA plan participants to certain information. The Company has advised the Proponent it will not do so because (a) it is not the type of ERISA plan information that must be disclosed; and (b) the analysis does not exist in the form of any individual report or similar document that could be provided to Proponent. The Company's analysis consisted of considering a variety of information and opinions in analyzing the comparative benefits under the pension plans, including, but not limited to, the benefit formulas in the respective plan documents and the benefit outcomes for several hypothetical employees. As has been explained to Proponent, all of these factors made up the "analysis" that led to the Company's conclusion, stated in its 2001 Proxy Statement that "different employees will be impacted differently" and "overall, the PVP provides a level of benefits that is very close to, and in some cases better than the benefits provided by the prior plans."

Proponent contends in **paragraph 5** that the Company *"uses excess plan investment gains. . . to pump-up earnings with non-spendable dollars."* This allegation is properly excludable because it impugns the Company's integrity by falsely and misleadingly implying that the Company is using improper accounting procedures to falsify its earnings. In fact, the Company has advised us that its accounting for pension funds is in full material compliance with the accounting treatment mandated by generally accepted accounting principles.

Proponent's discussion of Milsap v. McDonnell Douglas Corp., 162 F. Supp.2d 1262 (N.D. Ok. 2001) is properly excludable because it is irrelevant to the issue of conversion to cash value pension plans and is clearly included to imply that the Company has engaged allegedly improper or illegal conduct. The case does not even concern Company activities, since McDonnell Douglas was not a part of the Company until 1997. Proponent's implication is clear, however: McDonnell Douglas' plant closing in 1994, in an alleged attempt to avoid paying pension and retiree benefits, somehow means the Company's conversion to its Pension Value plan is related and pernicious. This implication is false, misleading and inflammatory. As explained above, such statements that directly or indirectly impugn the Company's integrity or make charges of illegal or immoral conduct are properly excludable. Accordingly, Proponent's reference to and discussion of the case should be deleted.

In addition to the foregoing allegations and statements that impugn the Company's integrity by falsely accusing the Company of improper or illegal conduct, the Proposal also contains numerous statements also excludable under Rule 14a-9 because they inappropriately cast Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact. *See Micron Technology, Inc.* (Sept. 10, 2001); *DT Indust.* (Aug. 10, 2001); *Sysco Corp.* (Apr. 10, 2001); *AT&T Corp.* (Feb. 28, 2001). These statements are as follows:

- [paragraph 3] *"...despite being incorrectly described on the proxy card as a retiree choice."* The 2001 proxy card referred to the proposal as "Give retirees choice of pension plan." This language was completely congruent with Proponent's resolution which requested that non-represented employees "be given a choice between" the Heritage plans and the Pension Value plan.

- [paragraph 3] *"The California Public Employees Retirement System supported [last year's proposal] and stated, 'CalPERS advocates non-discrimination in retirement.'"* Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the facts noted in the foregoing statement. Otherwise, the statement should be deleted altogether. This request is consistent with the SEC's response to similar requests in several recent no-action letters. *See APW, Ltd.* (Oct. 17, 2001); *General Motors Corp.* (Mar. 29, 2001); *Southwest Airlines Co.* (Mar. 20, 2001).

- [paragraph 7] *"encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees."* This statement is properly excludable because it misleadingly suggests that the Company made pension related promises that it has somehow not kept. The statement is also misleading because it its vague and indefinite. Proponent does not specify exactly which promises were allegedly broken. In addition, Proponent's use of the term "informed" choice is properly excludable because the Staff specifically asked him to delete the same term from his 2001 proposal. *See The Boeing Co.* (Feb. 16, 2001).

Finally, Proponent has included **a reference to his personal website address.** The Staff has recently indicated that website addresses are generally not excludable from shareholder proposals per se, but excludable if a target company can demonstrate that "information on the website may be materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules." *Division of Corporation Finance: Staff Legal Bulletin No. 14* (Jul. 13, 2001). Proponent's inclusion of the website address is an attempt to direct shareholders to information the Proponent could not otherwise include in the Proposal due to the 500 word limit imposed on shareholder proposals pursuant to Rule 14a-8(d). Moreover, because websites are constantly changing, neither the Company, the Staff, nor any other person can be assured of the truth or accuracy of the information that may be accessed at the sites. This is especially true in the case of a proponent's personally constructed website. *See, for example, Pinnacle West Capital Corp.* (Mar. 11, 1998) (permitting exclusion of personal website).

The reference to Proponent's personal website is properly excludable for an alternative reason as well—its inclusion in the Company's proxy statement would inappropriately identify Proponent. In *Staff Legal Bulletin No. 14* (Jul. 13, 2001) the Staff reiterated its position that "a company is not required to disclose the identity of a shareholder proponent in its proxy statement. Rather, a company can indicate that it will provide the information to shareholders promptly upon receiving an oral or written request."

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2002 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal or portions thereof are excluded.

Boeing anticipates that the 2002 Proxy Statement will be finalized for printing on or about March 5, 2002. Accordingly, your prompt review of this matter would be greatly appreciated. Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 583-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to me in the enclosed envelope.

Very truly yours,

J. Sue Morgan

JSM:rh
Enclosure
cc: Don Shuper
James C. Johnson, The Boeing Company

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including "... a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them..." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement" We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings. 428/

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity... and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H, and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at

http://home.att.net/~dprops/welcome.html

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.
THANK YOU

Securities and Exchange Commission Sat, Jan 5, 2002
Office of Chief Counsel Division of Corporation Finance
Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549 FAX -1-202-942-9525

Re: Boeing Shareholder Proposal by Don Shuper for Annual Meeting April 2002.

Re: Boeing letter of 18 Dec 2001, request for no-action letter from Perkins-Coie LLP on behalf of The Boeing Company.

Subject: Rebuttal to Boeing claims of our violation of Rule 14a-8(i)(3) and Rule 14a-9 in our shareholder proposal on choice of Pension Plans.

We would appreciate confirmation of receipt of this letter by reply to dshuper@att.net or by FAX of this page to 425-885-9528.

Dear Sir or Madam:

There are three segments to this response

Our rebuttal includes the following claims:

Boeing has not supported their multiple claims of false and misleading statements. They do not dispute that we requested various data and documents.

Their reasons for refusing to respond, disclose, or supply documents are irrelevant. The Boeing claims that we do not qualify to ask for data or documents are irrelevant. They have made it clear they will not disclose any information unless **in their opinion** it is unambiguously required by law.

Boeing has again improperly stated their reasons for no choice of pension plans by discrediting themselves in their own documents and BOD statements.

Boeing has mis-characterized as statements of fact certain communications as to content and time, and provided no documentation in support of their related allegations.

Boeing has not provided any evidence or examples to demonstrate that information on our website is false and misleading, and has knowingly mis-stated the SEC position as to the related " 500 word limitation "

In short, their allegations are objectively false, misleading, unsupported, unfounded, and in our opinion resemble a 'pro-forma" response..We believe we have addressed each complaint raised by Boeing. We will reword or delete such sections as necessary.

REFERENCES R-12 and R-13 are our proposal as submitted,and with changes suggested

Donald W Shuper 425-885-9528. 13715 NE 70th Place, Redmond, WA 98052

Note that references [B-x] are Background and explanation, [R-x] are Rebuttal exhibits, and [C-x] are extracts from the Boeing complaints. A list of exhibits is on page12

Boeing complaint [C-1] on paragraph 2.

Proponent states in paragraph 2 that "Boeing **improperly** claimed that it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination." Proponent points to no documentation, analysis, or proof that demonstrates the "impropriety" of the Company's claim. "

Rebuttal for paragraph 2:

IMPROPER: To state something **known** to be not in accordance with fact, truth, or right [documented] procedure is improper [Blacks- Abridged 6th Edition].

Note that our choice of wording was paraphrased from their no-action request of last year. [C-2] "... The Company **could** not comply with these requirements if participation were not determined until retirement or termination. " However, in the **same** document, they **correctly** stated " In point of fact, a company has no such obligation, and most companies do not give employees a choice between old and new pension" plans."

a) We note that while **most** companies do not, **some** companies do. Boeing was arguing against Boeing in the same document, with an argument they **knew** was not supported by law. Their claim of **could** not comply was and is **objectively** false, misleading, and **improper.**

b) Their position is in direct opposition to the published position and explanation on choice by the DOL-PWBA. [R-2] " Employers have several options, including: ... Stipulating that certain employees **who have reached a specific length of service or who have reached a certain age may choose to stay with the old formula;**."

c) Last year the BOD published statement in opposition [R-7] acknowledged that employers **could** allow choice "Employers are not required to offer their employees a choice between pension plans, and **most** employers do not, for **good business reasons...** " Since some employers do offer choice, the Boeing claim against us is **improper.**

d) Our rebuttal [R-3] last year proved choice was possible. [AT&T Workers], may choose to receive benefits either under the traditional defined benefit plan or the cash balance account and they can make the choice at the time of retirement. **" Among other companies that have given pension plan choices to employees are Kodak, Motorola, and AT&T."**

We belive the above reasons adequately support our use of the word "**improperly**", and are congruent with comments by the Judge Holmes presented in our proposal.

Boeing complaint [C-1] on paragraph 3

Proponent alleges in paragraph 3 that "Boeing **ignored** and **declined** multiple requests for the summary voting record of State Street which held 69 million employee shares as trustee."

Summary Rebuttal to paragraph 3 complaint:

Our "ignored and declined " statement is factual, and Boeing reasons and opinions are irrelevant

a) Multiple requests [R-4, R-4-1] were made to the **Plan Administrator** in June and October for voting and analysis information.[B-1]. No response on behalf of the Plan Administrator was made until after submittal of proposal. Boeing refused to provide the information, supporting **ignored** and **declined** wording [R-6].

b) Boeing also declined to answer our simultaneous **shareholder** requests [R-4] for a summary voting record.[R-5] We have made no allegations or inference as as to why they declined. Their reason for refusal is irrelevant to our statement and proposal.

c) Major pension funds like CalPERS disclose their voting records on their holdings, as described in our proposal.

[http://www.calpers-governance.org/alert/proxy/]

Boeing complaint [C-1] on paragraph 4

Proponent states in paragraph 4: "We believe Boeing has periodically **understated the vested benefits** due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s)." Even though couched as Proponent's "belief," the statement should be excluded because it falsely accuses the Company of improper conduct. Proponent impugns the Company's integrity by falsely implying, without factual foundation . . .

Summary rebuttal to Boeing claims against paragraph 4

Boeing has provided no support for its allegations as to our intent. Our statement is provably not false. Their claim is misleading as we provided an explanation about two weeks prior to their complaint.[R-4-1] on December 4.

a) A generic plot of annual benefit statements of vested benefits factored for privacy describes the understatements made on the annual vested benefit statements. [R-11]

b) We have not claimed any intent on behalf of Boeing. Although our proposal makes no claim that understatement is improper, we believe our background facts and data would support such a inference. [B-2]

Boeing complaint [C-1] on paragraph 4A [second part].

"Proponent further alleges in paragraph 4 that "Boeing will not provide a copy of their analysis described last year."

Rebuttal to Boeing claims against paragraph 4A

a) Boeing did not supply the **analysis** described in the BOD statement last year despite our requests both as a plan participant and as a shareholder.[R-6]. Their reasons are irrelevant.

b) The Plan Administrator and the Corporate Secretary did not respond with a denial or reasons until after our proposal was submitted.

c) The Boeing claim " the **analysis** does not exist " is false and misleading, as is their claim that no such analysis need be provided. [R-6]. I am a participant in the Heritage Plan used for comparison. The PWBA and some courts have suggested that I do have rights to such an analysis, which would be included in an "**actuarial valuation report.**" The change to a cash- balance plan does have an impact on plan funding not related to choice, and such an actuarial analysis is required under ERISA. [B-3]

Boeing complaint on paragraph 5

"Proponent contends in paragraph 5 that the Company "uses excess plan investment gains.., to pump-up earnings with non-spendable dollars." [R-12]

Rebuttal to Boeing claims against paragraph 5:

Again, Boeing is trying to argue against itself. We are willing to add the word " legally " to avoid any mis-interpretation. [R-13]

a) From the 1996 legal plan document [001_BOEW22A_96.doc.35] for the Heritage Plan, we find the following phrase under Article 9- Company contributions . . . " **Gains** arising from experience under the Plan **will not serve to increase the benefits otherwise due any participant, but will be used to reduce future company contributions.** " Compare this to our complete statement which says " Boeing does not use excess plan investment **gains to Increase the benefits otherwise due any participant, but uses them to reduce or eliminate future company contributions,** and to pump up earnings with non-spendable dollars To avoid any implication of impropriety, we would add the word "legally" e.g . . . to **legally** pump up earnings with non-spendable dollars.

b) Last year, $428 Million of net periodic pension benefit income was recognized in company earnings, about 20 percent of net earnings. For 2001, the expected amount was expected to be $400 Million greater. [2000 Annual report, page 59].

Boeing complaint about inclusion of Milsap v. McDonnell Douglas Corp:

Proponent's discussion of Milsap v. McDonnell Douglas Corp., 162 F. Supp.2d 1262 (N.D. Ok. 2001) is properly excludable because it is irrelevant to the issue of conversion to cash value pension plans and is clearly included to imply that the Company has engaged allegedly improper or illegal conduct."

Summary rebuttal to complaint about inclusion of Milsap:

We believe Milsap is relevant for the following reasons:

a) The Milsap case is not about conversion of plans. It is about management claims of "**good business reasons**", [**lack of**] **disclosure**, avoidance of benefit payments, pension plan obligations, pension surplus, and **reliance on management explanations.** Shareholders, institutions, and employees have a right to know the facts of the case and related background. Stockholders interested enough to look up the facts if given directions to the case can make their own decisions as to relevance and importance. [R-8,9]

b) **Findings of fact and conclusions of law** on public record by a federal judge during a 7 year trial including spoliation hearings are **not allegations.** [R-9].

c) Senior executives responsible for or aware of the proven illegal actions are still on the BOD and in the company. Past history on reluctance to **disclose**, reductions to pension and medical benefits, **false and misleading** statements, and their view of **promises** is pertinent to current issues.

Here is additional context for the paragraph 232 extract in our proposal.[R-8,9]

232. "The record further reflects a **corporate culture of mendacity**, as evidenced by the testimony of plant manager Mr. Bittle and the **disregard for the truth** evidenced by the testimony of CEO John McDonnell. As the Court observed during the trial:

We have sat here for two weeks and listened to testimony that I think at some places is almost knee buckling in the way in which it evidences an abject disregard for people's representations, people's representations to their employees, their teammates, people's representations to the public, people's representations to public officials. We have other kinds of testimony: Mr. Bittle himself indicating he believed himself to be an unwitting **instrument of fraud on the employees and the public**; ... but to hear testimony that there was never even consideration as to whether there were **commitments, express or implied, to employees**, to the public, to public officials. Tr, 1243. "

d) Boeing stated last year[R-7] .".Employers are not required to offer their employees a choice between pension plans, and most employers do not, for **good business reasons.** " From the Wall Street Journal [R-8] on September 5th: "During the trial, the company's attorneys argued that the decision to close the plant was **based purely on business reasons** – an argument that the judge threw out after the company **failed to produce documents supporting the business** case for the decision.

Rule 14a-9 complaints:

" the Proposal also contains numerous statements also excludable under Rule14a-9 because they inappropriately cast Proponent's opinions as statements of fact, or otherwise fail to appropriately document assertions of fact . . ."

[paragraph 3] ". . despite being incorrectly described on the proxy card as a retiree choice." The 2001 proxy card referred to the proposal as "Give retirees choice of pension plan." This language was completely congruent with Proponent's resolution which requested that non-represented employees "be given a choice between" the Heritage plans and the Pension Value plan..

Rebuttal to Rule 14a-9 complaints:

The statement Boeing used is incorrect because our proposal [R-1] did [and does] not use the word retiree. Our statement last year starts: " All non-represented employees be given . . . ". We know of no regular case in which a retiree, e.g, one who is retired, can make a choice or change in his pension plan after retirement.

a) CalPERS, probably due to confusion with the Boeing statement, also referred to retirees e.g 'CalPERS advocates non-discrimination in retirement "

b) We received several questions about the proxy card wording, generally of the nature ' if your proposal passes, [and the company makes the change], would [retirees] be able to pick the better plan ? " Had we known of the Boeing statement in a timely fashion, we would have objected.

We suggest that the SEC consider requiring the company to furnish the exact wording as it will appear on the proxy card along with their statement against to prevent such confusion in the future.

[paragraph 3] "The California Public Employees Retirement System supported last year's proposal] and stated: 'CalPERS advocates non discrimination in retirement. "' Proponent should specifically identify or provide factual support in the form of a citation to a specific source for each of the facts noted in the foregoing statement. . "

We agree. We will add one word after the word retirement the URL for the CalPERS site. Our statement will then read : CalPERS advocates non-discrimination in retirement "

[http://www.calpers-governance.org/alert/proxy/]. We believe that . . . "

See R-1 3 for change per above.

[paragraph 7] "encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees." This statement is properly excludable because it misleadingly suggests that the Company made pension related promises. . . In addition, Proponent's use of the term "informed" choice is properly excludable because the Staff specifically asked him to delete the same term from his 2001 proposal. See The Boeing Co. (Feb. 16, 2001).[R-10]

Rebuttal to paragraph 7

Boeing misstates the SEC request [R-10], in that NO request was made for deleting the word promise from our supporting statement, and note that this portion of the statement is exactly the same as that published last year. This year - "Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable." Last year - "Please encourage the BOD to keep their previous pension promises by giving an informed choice to the loyal employees who have helped make the company famous and profitable."

Website address and personal information

"Finally, Proponent has included a reference to his personal website address.

We note that Boeing has not specifically indicated why they believe information contained on our website is or may be materially false or misleading, per section F of the Staff Legal Bulletin #14, and is apparently not aware that the " 500 word limit" is no longer a concern in regards to URLs.

The reference to Proponent's personal website is properly excludable.

Boeing seems to think that since they are not required to publish our name, neither can we ? We can find no rule that prohibits us from revealing our name. We are aware that some companies do publish the name of the Proponent. Since the company must reveal our name if asked, and there is no prohibition on publication of our name by anyone who does ask, the company argument doesn't make sense.

CONCLUSION

We believe we have addressed each complaint raised by Boeing. We re-iterate our position to reword or delete such sections as necessary. Our website contains only copies of our communications, related references, and links to a few cash-balance related sites. It is intended to provide a reasonable method of accessing the complete exhibits used in our response and referenced in our proposal. We will link to the appropriate Boeing or SEC site for the official proxy. The following sections are additional background and references.

Thank you for your attention.

Donald W Shuper Redmond Wa 425-885-9528 dshuper@att.net

BACKGROUND INFORMATION [B-1 THRU B-4]

B-1 Background : ERISA Plans under discussion:

I am still a participant in the FSP PLAN. The FSP [Financial Security Plan]is a 401k plan funded by unused sick leave pay. I am no longer in the VIP PLAN. The VIP [Voluntary Investment Plan] is a 401k plan.funded by employee and company contributions.

State Street is the common trustee listed on the Master Trust Agreement for both the FSP and the VIP plans. With the exception of a company imposed limitation of Boeing stock not available for direct investment in the FSP plan, all other fund choices, fees, and investment options are common to both plans. Those optional investment choices [mutual funds] may hold Boeing stock. A single statement is sent quarterly for both plans, and information or investment access uses a single password common to both plans via a restricted phone system.

PENSION PLAN. I am a participant in the Heritage Plan and not the cash - balance PVP [Pension Value Plan]. The PVP Plan is primarily a benefit formula added to the defined benefits previously calculated under the Heritage Plan(s). Our comments and queries on analysis and understatement refer to the Heritage Plan, include the period before I retired, and relate to a comparison between the plans.

A summary of our correspondence follows which we belive will establish as factual our statement " ignored and declined multiple requests ".. Complete copies of the e-mails and OCR versions of faxes received are referenced and included separately. All e-mails were sent to both the Plan Administrator and the Corporate Secretary. [R-4, R4-1]

1) After first contacting State Street on June 22 as a plan participant thru an automated phone system restricted to bona-fide plan participants, an e-mail was sent on June 28 to the Plan Administrator for the 401k Plans and Pension Plans to request the voting information by the Plan trustee [State Street]

2) Additional e-mails repeating our initial request and including a request for the analysis mentioned by the BOD in their statement in opposition were sent on October 19th and 31st.

3) The first response [R-5] received by FAX was from the Corporate Secretary on October 26th which discussed and declined only our request for voting information.

4) Another e-mail was sent on October 31st to the Plan Administrator again asking for both the voting information and the analysis. A response [R-6]by FAX from the Corporate Secretary on November 16th, TWO DAYS AFTER our submittal apparently on behalf of the Plan Administrator, denying both the request for voting information and the analysis, and inviting me "to provide more information regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis." .

The above response [R-6] was the only response received supposedly on behalf of the Plan administrator in answer to our June 28 and October 19 e-mails

5) On December 3, [R-4-1] we responded by e-mail, asking for clarification as to the status of the Corporate Secretary as Plan administrator, and explaining in some detail the basis for our assertion as to understated pension benefits. No answer has been received.

Since Boeing has not and cannot provide documentation to support their allegations about our statement "Boeing ignored and declined multiple requests . . ." , their claim should be dismissed as it is objectively false.

B-2 Background on understatement :

In the 1994 legal Plan document, wording is that "the Final Average Benefit computed as the sum of [core] and [excess] as of of a given date will not be less than the sum as of an earlier date, as a result of a change in Covered Compensation. The SPD [Summary Plan Description] wording is similar:" . . . your alternate benefit determined at any time under the above formula may not be reduced in the future simply because of an increase in the appropriate Covered Compensation amounts " [R-11]

The following makes it clear that Boeing has known about the understatement, known that such actions are in direct contradiction to its published statements, and may have resulted in reduction in benefits to some retirees and a possible violation of ERISA.

1) On December 4 , we sent an e-mail [R4-1] to the Corporate Secretary and the Plan administrator in response to their invitation to explain :

"The heritage plan since 1989 has used an " alternate benefit formula " . . . the formula has always used a value called "Covered Compensation " [CC], which is the 35 year moving average of the Social Security wage base. Every year this base amount increases approximately 1500 to 1700 dollars. . . . Since the CC is subtracted from a "final average earnings " value to determine the amount known as 'excess benefit' the result is that the benefit calculated as of January every year is almost always less then the benefit calculated for a month earlier [December]. . . . Until 1998-99, Boeing provided an annual benefit statement, describing the Plan calculations and the 'current vested value" as of January 1 for that year. Because of the annual increase in the CC value, the vested values shown were always less than the month before, and thus understated. Additionally, certain 'productivity" payments also influenced the disparity between actual vested benefits and those published. ". Our e-mail was acknowledged the next day, two weeks before the Boeing no-action letter [C-1] and we have not received a response.

2) A generic plot [R-11] of annual benefit statements [factored for privacy] compared to matching calculations done in accordance with the documented formulas is also available on our web-site at http://home.att.net/~dprops/sawtooth.html#anchor1822382

3) The following statements by SPEEA [Society of Professional Engineering Employees in Aerospace] at Boeing have never been refuted.

a) Newsletter of September 2, 1994 Num 1526 " Company Addresses 1989 Lump Sum/Retirement Issue." " . . . the lack of a replacement lump sum payment in December 1994 results in a **temporary reduction in the alternate benefit formula calculation.** Subsequent increased credited service and 60 month final average earnings eventually recoup the reduction after three to five months of additional service (the exact amount depends on an individual's circumstances). "

b) In November 2000, the following statement was also published by SPEEA.

" Each year in January, "covered compensation" in our Alternate Benefit formula is updated to reflect changes in nation wide wage data as determined by the Bureau of Labor Statistics. For the year 2001, this will affect the **alternate formula by reducing the february benefit, relative to the january benefit ....** in October 2000, we discussed these two items with Boeing benefits representatives. we understood that a review was underway which might result in lower benefits when covered compensation increased. past practice regarding lump sum payments has varied. we received a large (10%) bonus in december 1989. five years later, retirees would have received reduced retirement benefits for several months starting january 1995, but boeing chose to apply the december 1994 benefit level, until the saw-tooth effect was overcome. **after other bonuses, no adjustment was made.**

If NO ADJUSTMENT WAS MADE due to the effects of a bonus OR Covered Compensation, we believe it would be in violation of ERISA and Boeing legal documents. Our proposal makes no such claim.

B-3 Background and Support:

1) Boeings' "explanation and advice" as to the Analysis from a responsible source with fiduciary responsibility , e.g the "Plan Administrator ", was NOT received prior to submittal as implied. As we stated earlier in response to Paragraph 3. " A response by FAX from the Corporate Secretary on November 16th [R-6] , two days after our submittal apparently on behalf of the Plan Administrator, denying both the request for voting information **and the analysis** "

2) ERISA requires an **actuarial valuation report** of a pension plan be made periodically, and whenever a change to the plan is made which would impact the actuarial assumptions. The addition of a benefit formula while not terminating the old plan such as was done with the Cash- Balance plan [PVP] requires a new analysis, which would include the type of comparisons alluded to by the BOD. In their previous request for a no action letter [C-2], Boeing claimed " **complicated actuarial analysis** also would be needed to determine whether the proposed choice had any impact upon plan funding. "

3) The PWBA has published an opinion that such a actuarial report is part of the Plan documents required to be supplied [Pension and Welfare Benefits Administration Opinion Letter 96-14A, 15A Pens. Plan Guide (CCH) ¶ 19,984R, at 22,491-96 to -97 (July 31, 1996).

4) Additionally in Bartling v. Fruehauf Corp., 29 F.3d 1062 (6th Cir. 1994). the court concluded that actuarial valuation reports are "instruments under which the plan is operated" and found "all other things being equal, courts should favor disclosure where it would help participants understand their rights".

B-4 Inclusion of Milsap

Some additional background from: [R-9] James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H -[page 91] under Conclusions:

"This case presents the most unique of circumstances. MDC was informed at the summary judgment stage that summary judgment would be granted in its favor upon the disclosure of the financial basis for defendant's business judgment to close the tulsa facility. Such disclosure never occurred. Instead, Defendant embarked upon a remarkable course of obstruction, inconsistent representations, and outright falsehoods. The sworn testimony at trial confirmed a history of deception and bad faith by the company and laid bare that discovery in this case was replete with the same duplicity that marked Defendant's treatment of its employees and the public at large."

END OF BACKGROUND

Rebuttal Exhibits -Boeing-Shuper Proposal

Pertinent contextual extracts of documents are included.

C-1 Boeing letter of 18 Dec 2001, request for no-action letter- not included here. Extracts were made in our rebuttal.

C-2 Boeing letter of 16 Feb 2001, request for no-action letter of last year against us. Extracts in more detail here.

R-1 Extracts from Our proposal last year as published. in Boeing proxy.as Number 7

R-2 Extract from DOL/PWBA site
[http://www.dol.gov/dol/pwba/public/pubs/cashbq&a.htm]

R-3 Our rebuttal last year of 23 Jan 2001 to Boeing C-2

R-4 E-mails to Boeing - with minor redactions for privacy and headers.
Last e-mail labeled R-4-1 is on Dec 4, 2001

R-4-1 Dec 4 E-mail - Asks who is Plan Administrator and explains about understatement.

R-5 October 26,2001 -First response from Boeing OCR copy of FAX -complete.

R-6 November 16, 2001- Second response from Boeing - OCR copy of FAX-complete.

R-7 Last year Boeing BOD objections to our proposal as published. Extracts.

R-8 WSJ articles of Sept 5 and Sept 6., 2001. Earlier extracts from a 1994 WSJ article. Purpose: To show past practice of senior executives.

R-9 Extracts and link to our pdf copy of James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H. [92 pages, 2.7mb size]
To download file http://home.att.net/~dshuper/Milsap.pdf .my alternate site used due to size limits.

R-10 SEC no - action letter of Feb 16, 2001 to Boeing and proponent.-extracts.

R-11 Generic Plot of sawtooth effect about understatement

Or See [http://home.att.net/~dprops/sawtooth.html#anchor1822382]

R-12 Our proposal as submitted on November - 480 words.

R-13 Our proposal with two revisions per this memo
- CalPERS site and add word " legal " 482 words

C-2 Boeing letter of 16 Feb 2001, request for no-action letter of last year against us.

Third, the Proposal is misleading because it may be interpreted as implying that this is just a simple matter of deciding to give employees a choice between the old boeing pension plans and the pvp. that is not correct. Plan amendments making fundamental changes in the Company's pension plan would be required before such a choice could be given. complicated actuarial analysis also would be needed to determine whether the proposed choice had any impact upon plan funding.

Fourth, the Proposal is misleading to the extent it may be implying that the "informed choice" could be made at the time of retirement or termination. ERISA and other laws impose specific eligibility, vesting, benefit and funding requirements. the company could not comply with these requirements if participation were not determined until retirement or termination.

R-1 Our proposal last year as published. in Boeing proxy.as Number 7 [extracts]

1) All non-represented employees be given a choice between the old Boeing [Heritage] pension plans used prior to Jan 1, 1999, or the current Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Please encourage the BOD to keep their previous pension promises by giving an informed choice to the loyal employees who have helped make the company famous and profitable

R-2 Extract from DOL/PWBA site.

[http://www.dol.gov/dol/pwba/public/pubs/cashbq&a.htm]

Cash Balance Plans Questions & Answers U.S. Department of Labor Pension and Welfare Benefits Administration November 1999

11. Is my employer required to give me a choice of remaining under the old formula rather than automatically switching me to the new formula? Neither ERISA nor the IRC requires employers to give employees the choice of remaining in the old formula. Employers have several options, including:

a) allowing employees to remain under the old formula, while restricting new hires to the new formula;

b) stipulating that certain employees who have reached a specific length of service or who have reached a certain age may choose to stay with the old formula; and,

c) providing no choice, replacing the old formula and applying the new formula to all participants.

R-3 Our rebuttal last year of 23 Jan 2001 to Boeing C-2 extracts

". Among other companies that have given pension plan choices to employees are kodak, motorola, and AT&T.

."After negotiations with AT&T in two more rounds of bargaining, CWA finally was able to reach agreement last year on a formula to phase in a cash balance plan in a way that provides the desirable portability feature and yields only pension improvements - with no benefit reductions - for the entire union-represented work force. Workers with 15 years or more of service as of July 30, 1998, may choose to receive benefits either under the traditional defined benefit plan or the cash balance account and they can make the choice at the time of retirement so that it is completely clear which is best for them at that stage of life." - Morton Bahr CWA President Communication Workers of America] from the CWA News, October 1999.

R-4 E-mails to Boeing - with minor redactions for privacy and headers.
Sent on October 19, 2001
To: Corporate Secretary <shareholderservices@pss.boeing.com>
From: Donald Shuper <dshuper@att.net>
Subject: Repeat request for information
To: Boeing Corporate Secretary
Boeing Pension Plan Administrator - Jim Dagnon - Chairman of Employee Benefits committee
From : Donald W Shuper Shareholder proponent and Boeing Retiree [1995]
SUBJECT : CURRENT: REPEAT OF MY JUNE 28 REQUEST FOR INFORMATION
New : Request for additional documentation
Past: Request for summary Voting record of State Street Bank and Trust as to the 69 Million shares of Boeing Stock at the 2001 Annual meeting.

I AM AGAIN REQUESTING the information as outlined below- About mid August, i was told that my request was forwarded to the Office of the Corporate Secretary. I note that more than 30 days has passed since my request without a response. Additionally i am making the following request both as a shareholder and as a retirement plan participant.

I have reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis. Although this is not a request at this time for a recalculation , it is a request for a copy of the analysis referred to in the BOD response to my shareholder proposal.

" The company believes, based upon its analysis, that for most employees who were near retirement age or who had long service when the PVP took effect, there is little difference in projected retirement benefits. In fact, due to the PVP's unusual features and the extra costs associated with this change, the Company further believes (based again on its analysis) that many employees' projected PVP benefits are slightly higher than the projected benefits from their former plans. ... If you are unable or unwilling to provide such information, please clearly state the reasons why, and provide supporting documentation.

Your timely attention and response would be appreciated

=====

SENT ON JUNE 28, 2001
To: Jim Dagnon, Chairman Employee Benefits Committee [Plan Administrator]
cc: Kathryn Brown, Assistant Corporate Secretary, Nancy.Cannon, Director of Benefits
Subject: Request for summary Voting record of State Street Bank and Trust as to the 69 Million shares of Boeing Stock at the 2001 Annual meeting.
From Donald W Shuper xxxxx

State Street acts as Trustee for voting Boeing Stock on behalf of the plan participants [employees-retirees] as described in note (15) of page 20 in the 2001 proxy. .

As a participant in the VIP/FSP plan, i am requesting a summary of how the approximately 69 Million Shares were voted on each director and proposals 2 thru 9, along with the total number of employees holding such shares, and the percentage of employees that provided the necessary instructions. I am specifically interested in the votes by State Street as Trustee for proposal number 7 on pension plans, since I am the proponent and plan to use the information in my submittal for the 2002 annual meeting. I am not asking for any identification of voters/employees, only a summary of the totals.

Attempts made to obtain such information

On Friday June 22nd I contacted State Street [CitiStreet] on 1-800-xxxx and requested the same information, making clear that I was asking them in their capacity as trustee.

On Monday, I received an answering machine message that simply said, contact Equiserve at xxxx. Today, June 28, I called, and was told that they could only send an annual report. NOTE: NO response on behalf of plan administrator was received until Nov 16, two days after submittal [R-6]. This supports our ignored comment.

R-5 October 26,2001 -First response from Boeing OCR copy of FAX -Complete
James C. Johnson Vice President Corporate Secretary & Assistant General Counsel
The Boeing Company FAX - OCTOBER 26,2001
Dear Mr. Shuper:

This is in response to your request for information regarding the summary voting record of State Street Bank and Trust as to the shares of Boeing Stock at the 2001 Annual Meeting. We have reviewed your request and discussed it with our counsel. We have concluded that supplying the requested information would be inconsistent with the terms and contrary to the purposes of the Company's Confidential Voting Policy.

The Company's Confidential Voting Policy is that all proxy, ballot and voting materials that identify the vote of a specific shareholder on any matter submitted for a vote of shareholders will be kept secret from directors and executive officers of the Company, except (a) when disclosure is required by law or regulation, (b) when a shareholder expressly requests that his or her vote be disclosed, and (c) in a contested proxy solicitation. If the shareholder is an employee of the Company or a participant in the Boeing stock fund or the Company's retirement, savings or employee stock ownership plans, the information will not be disclosed to management unless either (a) or (b) above applies. The policy is clearly set forth in the Company's Proxy Statement.

We do not believe your request is consistent with the Confidential Voting Policy for several reasons. first, although you are a participant in the vip, you are not the "shareholder" who can request disclosure on behalf of all participants. second, the disclosure you seek is not required by applicable law or regulation. We also believe that the loyalty and exclusive benefit rules under ERISA weigh against disclosing voting data, especially where participants knew of or received communications about a policy of confidential voting beforehand.

Although revealing the aggregate voting of all VIP participants would not be traceable to a single shareholder. revealing the aggregate vote of participants in any of the trustee plans could be perceived as permitting management to put pressure on groups of employees and would therefore be contrary to the purposes of the Confidential Voting Policy. A February 1,2001 IRRC report on confidential voting policies notes that there is a heightened need to protect the confidentiality of voting by employees. The Company's policy explicitly states that the vote of employee shareholders is protected unless the shareholder requests that his or her vote be disclosed or law requires disclosure.

Finally, the policy is meant to keep information confidential permanently, not just until the polls are closed. Accordingly, disclosure is not appropriate even though the votes for the 2001 meeting have been tabulated.

Very truly yours, James C Johnson Vice President, Secretary & Assistant Genera) Counsel
cc: James B. Dagnon [Chairman of Employee Benefits Committee ie; PLAN ADMINISTRATOR.

R-6 November 16, 2001- Second response from Boeing - OCR copy of FAX- Complete

From James C. Johnson, Vice President, Corporate Secretary & Assistant General Counsel
FAX NOV 16 2001 [Two days after Fax submittal of our proposal]
Dear Mr. Shuper
This responds to your message of October 31, 2001 [R-4] requesting the Employee Benefits Committee to produce two categories of information on the grounds that such production is required pursuant to Section 104 of the Employee Retire Income Security Act ("ERISA")
First Request

Your first request relates to 69 million shares of Boeing stock held in trust by State Street Bank and Trust Company ("State Street"), the trustee of the Company's Voluntary Investment Plan (the "VIP") and Financial Security Plan (the "FSP"). This request appears to encompass the following information: (a) a summary of how such shares were voted at the 2001 annual meeting, with respect to the election of each director and with respect to shareholder proposals 2 through 9: (b) the total number of employees holding such shares; and (c) the percentage of employees who provided instructions to State Street for these votes.

The Committee is not required to produce this information under ERISA Section 104. Under ERISA Section 104, the Committee must produce covered documents to a participant or beneficiary. our records do not show you to be a participant or beneficiary in the VIP. and, Boeing stock is not an investment option in the FSP. therefore, ERISA section 104 does not entitle you to any voting information from state street bank.

even if you were a vip participant or beneficiary, as you have recognized ERISA Section 104 requires a plan administrator to produce certain enumerated documents and "other instruments under which the plan is established or operated" The Ninth Circuit has addressed the scope of the "other instruments" aspect of ERISA Section 104, as follows:

As the legislative history bears out the documents contemplated by § 104(b)(4) are those that allow "the individual participant [to] know[] exactly where he stands with respect to the plan— what benefits be may be entitled to, what circumstances may preclude him from obtaining benefits, what procedures he must follow to obtain benefits, and who are the persons to whom the management and investment of his plan funds have been entrusted." (Citations omitted.)

Hughes Salaried Retirees Action Committee v Administrator of the Hughes Non-Bargaining Retirement Plan, 72F.3d 686,690 (9th Cir. 1995). The U.S Department of Labor has likewise commented on this legislative history, concluding that participants should have " access to documents that directly affect their benefit entitlements under an employee benefit plan" [Emphasis supplied] DOL Adv. Op. 96-14.

The voting information that you have requested does not define the establishment or operation of the VIP or directly affect your benefits under the VIP. In fact, as stated above, your VIP benefits have been previously distributed.

The company has previously responded [R-5] to your request for voting information. The Company's response included an explanation of Its Confidential Voting Policy (the Policy). The purpose and terms of the Policy prohibit disclosure of the voting Information you request, even in summary form and without individual identifiers. Also the loyalty and exclusive benefits rules under ERISA may make disclosure of plan- specific voting data Inappropriate In a case like this where participant knew of or received communications about the policy beforehand and had an expectation of confidentiality.

To be sure you are aware of the availability of the final vote tallies for the director elections and each of proposals 2 through 9, they were published in the Company's Form 10-Q for the quarter ended June 30,2001. The Form 10-Q is available on the Company's web site at www.Boeing.Com.

Second Request.

Your second request is for a copy of the"ANALYSIS" referred to by the Board of Directors in the Company's 2001 Proxy Statement in response to shareholder proposal 7. As you know, the scope of shareholder proposal 7 concerned the adoption of a policy to modify the benefits available under the Company's Pension Value Plan ("PVP").

Again, ERISA Section 104 does not entitle you to the information you have requested. Like the the VIP, our records do not show you to be a participant or beneficiary under the PVP. And, even if you were a PVP participant or beneficiary, ERISA Section 104 still would not require the disclosure of this type of document, which defines neither the establishment or the operation of the PVP.

Your second request leads to a practical response as well. **The "ANALYSIS" referred to in the 2001 Proxy Statement SIMPLY DOES NOT EXIST in the form of any individual report or similar document.** Instead, the Company considered a variety of opinions and information in analyzing the comparative benefits under the plans, including but not limited to the benefit formulas in the respective plan documents and the benefit outcomes for several hypothetical employers. This led to the Company's conclusion that 'different employees will be impacted differently" and, "overall the PVP provides a level of benefits that is very close to, and in some cases better than, the benefits provided by the prior plans.'

Finally, i invite you to provide more information regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis.'

the committee would like to know about any such information and address it appropriately. [R-4-1]

Very truly yours,James C. Johnson Corporate Secretary and Assistant General Counsel.

R-4-1 Dec 4 e-mail - Asks who is Plan Administrator and explains about understatement
From: "Johnson, James C" <james.c.johnson@boeing.com>
To: "'Donald Shuper'" <dshuper@att.net>
Subject: RE: Response re Understated Pension Benefits
Date: Tue, 4 Dec 2001 03:17:23 -0800
This will acknowledge receipt of you recent email
James C. Johnson Vice President, Corporate Secretary and Assistant General Counsel
-----Original Message-----
From: Donald Shuper [mailto:dshuper@att.net]
Sent: **Monday, December 03, 2001 11:59 PM**
To: james.c.johnson@boeing.com
Cc: Dagnon, James B; x x x x
Subject: Response re Understated Pension Benefits
ACKNOWLEDGEMENT OF RECEIPT OF THIS MESSAGE VIA E-MAIL WOULD BE APPRECIATED.
TO : James C Johnson, Corporate Secretary and Assistant General Counsel
CC: James Dagnon , Plan Administrator [Chairman of the Employee Benefits Committee]
Refs : 1) My E-mails of June 28, October 19, and October 31 to Jim Dagnon, et.al. as Chairman of the Employee Benefits Committee Plan Administrator

2) My Shareholder proposal submitted Nov 14 by FAX and e-mail to the Corporate Secretary [J. Johnson]

3) FAX of November 16 from J. Johnson inviting me to provide more information about" **understated pension** benefits on a yearly basis." [from my October 19th e-mail]

Dear Mr. Johnson

This e-mail is in response to your FAX of 16 November, apparently on behalf of the Employee Benefits Committee, which stated your [their ?] position on the subjects of voting by State Street and my request for a copy of an ' ANALYSIS" of pension plan benefit comparisons between the Heritage Plans and the cash-balance plan [PVP]

I would appreciate clarification as to your position as to Plan Administrator.

1) Are you responding as a member of the committee [Plan Administrator] or at their direction ?

2) Who are the current members of the Committee ?

I wish to make it clear that my request for a copy of the "analysis" and my comments about understated pension benefit calculations are NOT a request for benefit recalculation. I also note that while I believe your reasons for not providing voting information from State Street or an "analysis " are not clearly supported by court action or administrative decisions, the matter at this time is moot as it relates to my shareholder proposal submitted on November 14, 2001.

You invited me to "to provide more information regarding your unsupported assertion that you have 'reason to believe that virtually all benefit calculations for heritage Boeing employees since 1989-1990 have understated vested pension benefits on a yearly basis." I note the above quote was from my e-mail of October 19, 2001 and not from my October 31 e-mail.

Note that in my proposal I stated only "We believe Boeing has periodically understated the vested benefits due employees during the last decade . . . ."

I believe the following explanation will adequately support my assertion(s) as described in my e-mails and specifically support my comments in my proposal.

The heritage plan since 1989 has used an " alternate benefit formula " which is the most common formula applied to employees and potential retirees. It is fully described in the SPD. Certain multiplier factors have changed over the years, but the formula has always used a value called "Covered Compensation " [CC], which is the 35 year moving average of the Social Security wage base. Every year this base amount increases approximately 1500 to 1700 dollars.

Since the CC is subtracted from a "final average earnings " value to determine the amount known as 'excess benefit ' the result is that the benefit calculated as of January every year is almost always less then the benefit calculated for a month earlier [December].

Until 1998-99, Boeing provided an annual benefit statement, describing the Plan calculations and the 'current vested value" as of January 1 for that year. Because of the annual increase in the CC value, the vested values shown were always less than the month before, and thus understated. Comparison calculations made in accordance with the described formula for each month over several years, when compared to the annual benefit statement and plotted, would show this effect clearly and resembles a 'sawtooth". Additionally, certain 'productivity" payments also influenced the disparity between actual vested benefits and those published.

Therefore, the period mentioned in my shareholder proposal is every year the benefit statements were published and/or every time a request is made for calculation of benefits as of January. I'm sure many of the committee members are aware of this characteristic, and will be able to easily verify it.

Should the above short explanation not suffice to provide background support of the statement in my proposal, I will be happy to provide a more detailed explanation with the understanding and agreement that it will not preempt any further queries by myself or others or impact my rights as a plan participant.

Thank you for your attention in this matter.

R-7 Last year Boeing BOD Objections to our proposal as published.-Extracts
Board of Directors' Response The Boeing Company designed its new pension plan. . .

The company believes, based upon its analysis, that for most employees who were near retirement age or who had long service when the PVP took effect, there is little difference in projected retirement benefits. In fact, due to the PVP's unusual features and the extra costs associated with this change, The company further believes (based again on its analysis) that many employees' projected PVP benefits are slightly higher than the projected benefits from their former plans. Of course different employees will be impacted differently. Contrary to the Proponent's Supporting Statement, overall, the PVP provides a level of benefits that is [very] close to, and in some cases better than, the benefits provided by the prior plans.

The proponent's supporting statement alleges that the company has broken "previous pension promises" made to employees. As just discussed, the Company does not believe that any promise was broken. [See R-8 1994 WSJ extracts]

R-8 WSJ articles of Sept 5 and Sept 6., 2001.Extracts Also Earlier extracts from a 1994 WSJ article. Purpose: To show past practice of senior executives.

Sept 5 , 2001 Judge Hands Boeing Defeat in Lawsuit Over Widespread Loss of Retiree Benefits

A judge in a federal district court in Tulsa, Okla., ruled in favor of a class of more than 1,000 older McDonnell Douglas Corp. workers, finding that the company, now owned by boeing co., closed a plant in 1993 to avoid paying pension, health and retiree medical benefits.

Judge Sven Erik Holmes issued a 90-page opinion that found, among other things, that "the record in this case clearly establishes liability" on the part of the company. the judge also found that Mcdonnell Douglas had hired consultants who advised it on how it could save money by selecting certain older workers for termination in a plant closing.

Judge Holmes gave the parties three weeks to propose how to proceed in determining the appropriate relief for the plaintiffs. Under pension law, the former workers may be entitled to back wages and pension payments, as well as the restoration of lost health benefits. the judge also indicated he might impose additional sanctions because of the company's "failure to respond to discovery and repeated false statements under oath throughout this lawsuit."

During the trial, former mcdonnell douglas executives testified that during the time the plant closure was being planned, McDonnell Douglas executives also were urging employees in Tulsa to lobby elected officials to get approval for a contract to sell F-15s to Saudi Arabia.

During the trial, the company's attorneys **argued that the decision to close the plant was based purely on business reasons** – an argument that the judge threw out after the company failed to produce documents supporting the business case for the decision. He found instead that the employees had made their case that the company had laid them off to avoid paying full retirement benefits.

In the suit, plaintiff James R. Millsap alleged McDonnell Douglas knew it could reap a total of $24.7 million in benefit savings if the 300 oldest employees were laid off before reaching age 55. documents showed that the company could also capture an additional $11 million in pension-plan surplus from its Tulsa segment.

====

Year 1994- WSJ -McDonnell, Douglas:Two Families Living On Different Planes
Despite Merger 27 Years Ago, The Bickering Continues; For One: 'They're Stupid'

Benefits Battle,the chief dispute that Donald and his brother James. 83, have with McDonnell Douglas is over a cost-cutting plan to terminate health-care benefits in 1996 for 20,000 company retirees -

But the Douglas call to action was mr. McDonnell's 1992 announcement of the phase out of medical benefits for retired nonunion employees. The move "robbed McDonnell Douglas of its honor," Donald says. john mcdonnell rejects the notion that the retiree benefits were formally promised by Donald sr. and by Mr.Mac who died with a a few months of each other 14 years ago.

The McDonnell Douglas chairman, who **avoided a billion-dollar-plus accounting charge by planning to end the coverage**, says the company is committed to providing health-care access to retirees at an affordable cost.

R-9 Extracts and link to a pdf copy of James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H. [92 pages, 2.7mb size pdf file].

To download file **http://home.att.net/~dshuper/Milsap.pdf**

We believe some of the extracts below are also pertinent and relevant as to the focus of senior executives on avoidance of benefits and pension costs, and the importance of surplus.

66. MDC's Executive Council knew about the large surpluses in the salaried pension plan. The pension surplus continued to be an issue for MDC from 1991 through 1993. By early 1991, MDC focused on the cost of company-paid health care coverage for both its current and future retirees. MDC management employees Rich Smoski, James Proffitt, William Austin, Mike Becker and Ruth Reeg prepared studies of these costs and shared them with chairman McDonnell and Chief Financial Officer Herb Lanese.

74. Defendant reviewed the option of other ways to monetize the pension surplus. The company's treasurer, Mr. Chase, also considered terminating the pension plan, transferring the surplus and using the excess assets to establish an employee stock ownership plan. According to mr. beebe, the **pension surplus also would have made the company an attractive merger candidate.**

263. The Court finds that MDC's inability to produce financial and economic bases for the Tulsa closing and its overall lack of credibility about its decision-making process is probative of pretext, and is legally sufficient, combined with the other circumstantial evidence presented by Plaintiffs, to support the inference that the proffered reason was not the true reason for the employment decision, and interference with Plaintiffs' rights was. END.

R-10 SEC no - action letter of Feb 16, 2001 to Boeing and proponent.-extracts

February 16, 2001 Response of the Office of Chief Counsel
Re The Boeing Company Incoming letter dated December 22, 2000

The proposal requests that the board of directors adopt a policy that (1) all non-represented employees be given an informed choice between the pension plan used prior to January 1,1999 or the current cash-balance plan at time of termination or retirement. . .

. In our view, the proponent must:
- delete the word "informed" in the sentence that begins "all non-represented . . ." and ends "...or retirement "
- delete the sentence that begins "The IRS.. ." and ends". September 1999";
- delete the phrase "to retroactively approve such conversions; and
- provide factual support for the sentence that begins "Without a choice. .' and ends . . . turned it down".

Accordingly, unless the proponent~ provide Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only those portions of the proposal and supporting statement from its proxy materials in reliance on rule 14-B(i)(3)

R-11 Generic Plot of sawtooth effect

See file [http://home.att.net/~dprops/sawtooth.html#anchor1822382]

or the following page

The plot on the following page was made by making computations based on my documents and retirement information and combined with the annual statements I received. All calculations by month matched within a few $ per year over a 5 year period. For purposes of illustration and privacy, all appropriate $ values were equally scaled to an 'average' employee, with the date scale remaining constant.

R-12 Proposal as Submitted on November 14 480 words

R-13 Proposal as suggested- addition of CalPERS site and the word "legal " 482 words.

R-13 is the LAST PAGE

Donald W Shuper..

NOTE; THE GENERIC PLOT BELOW REFERS TO THE BOEING HERITAGE PLAN NO. 001 THRU 1995-96. A REVIEW OF THE MOST CURRENT SUMMARY PLAN DOCUMENT INDICATES NO CHANGES THAT WOULD AFFECT THIS PLOT OR MY COMMENTS AS OF THE TIME THE PVP PLAN CONVERSIONS WERE MADE.

The square blocks were typical of your current vested value as of Jan 1, 199x as shown in your "personal benefit report ". This report was sent to you usually in August of every year thru1998. The "notch" or ' sawtooth ' is caused by two items. 1) The annual change in covered compensation [35 year average of SS wage base] and 2) in some years the drop-off in December of the lump sums/productivity payments awarded 60 months previous. Paid M2 is what the calculation formula would show if you were to retire as the given month. In * some * but not all cases, Boeing would give you the highest value in Dec, which could result in several months with no accrual of vacation time. Note that due to the 2000 hour per year limit on credited service, your credited service is exactly the same for Dec and Jan, and in most cases for salaried 2000 hours/45hours per week occurs in Nov. In some cases, your calculations catch up in a month or two, in some cases 5 or 6 months. The Paid M2 is always higher then the shown vested because the vested numbers use only your salary history and not the effects of lump sum or productivity payments. In my opinion, the Benefit Correct line M3 is what the plan documents - properly interpreted really mean.


Vested v Paid v Correct
Calc Vested M1
Benefit Paid M2
Report Vested
Benefit Correct M3
22000
21000
20000
19000
18000
17000
16000
15000
14000
ANNUAL PENSION $$
Dec-90
Dec-91
Dec-92
Dec-93
Dec-94
Month-Year

R-11 Generic Plot of sawtooth effect

R-1 2 PROPOSAL AS SUBMITTED ON NOVEMBER 14, 2001
NOTE 480 WORDS COUNTING URL AS ONE WORD

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement " We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings.

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity . . . and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H , and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at
http://home.att.net/~dprops/welcome.html

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.

THANK YOU

R-13 - SUGGESTED CHANGE INPROPOSAL WORDING. CHANGES UNDERLINED 482 WORDS

Resolved: Shareholders request the Board of Directors adopt the following policy:

(1) All employees vested at time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at time of termination or retirement.

(2) The cash balance plan to provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

Supporting Statements

Boeing implemented the Pension Value Plan [PVP] in 1999 for over 100,000 non-represented employees Although the PVP is primarily one of benefit formula change, Boeing improperly claimed it could not comply with eligibility, vesting, benefit and funding requirements by giving employees a choice at retirement or termination. Over 50 Congresspersons signed a letter to the IRS suggesting several changes in regulations including " . . . a safe harbor should be established allowing cash balance plans to meet existing legal requirements only if all employees are allowed to choose which pension plan works best for them . . ." [Representative B. Sanders, February 24,2000]

Last year, this proposal received 52 million votes despite being incorrectly described on the proxy card as a retiree choice. The California Public Employees Retirement System supported it and stated 'CalPERS advocates non-discrimination in retirement "
http://www.calpers-governance.org/alert/proxy/

We believe a majority of employee shareholders supported our proposal. Boeing ignored and declined multiple requests for the summary voting record of State Street which held 69 million employee shares as a trustee.

We believe Boeing has periodically understated the vested benefits due employees during the last decade, which could make the new plan appear better as the rate at which employees earn future benefits can be more or less than the rate under the old plan(s). Boeing will not provide a copy of their analysis described last year.

Boeing does not use excess plan investment gains to increase the benefits otherwise due any participant, but uses them to reduce or eliminate future Company contributions, and to legally pump up earnings with non-spendable dollars. Last year, the amount used was 428 Million, about 20 percent of net earnings.

In 1994, over 1,000 McDonnell Douglas Corp. workers alleged that the company closed their plant in Tulsa to avoid paying pension and retiree medical benefits. On September 5 2001, Judge Holmes found for the retirees, while noting the company had "engaged in a course of obstruction, inconsistent representations and outright falsehoods." From paragraph 232 "The record further reflects a corporate culture of mendacity . . . and the disregard for the truth evidenced by the testimony of [the then] CEO.
[James R Milsap, et.al v McDonnell Douglas Corp. Case No 94-C-633-H , and the WSJ September 6 2001]

Communications and background on this and my previous proposal are available at
http://home.att.net/~dprops/welcome.html

Please encourage the BOD to keep their previous pension promises by giving an informed choice to loyal employees who made the company famous and profitable.

THANK YOU

[NOTE THIS IS LAST PAGE OF OUR REBUTTAL -]

FAX FROM DON SHUPER

MY FAX NUMBER 425-885-9528

DATE: Monday, February 11, 2002

TO : SEC, Division of Corporate Finance

FAX : 202 942-9525

PAGES 5

NOTES :

BOEING SHAREHOLDER PROPOSAL – REBUTTAL TO BA LETTER OF FEB 7TH
PLEASE CONFORM RECEIPT BY CALLING 425-885-9528 PHONE OR FAX
THANK YOU
Don Shuper

Securities and Exchange Commission Mon, Feb 11, 2002
Office of Chief Counsel Division of Corporation Finance Judiciary Plaza 450 Fifth Street, N.W.
Washington, D.C. 20549 **FAX -1-202-942-9525**
Re: Boeing Shareholder Proposal by Don Shuper for Annual Meeting April 2002.
Re: Boeing letter of 07 February 2002, request for no-action letter from Perkins-Coie LLP on behalf of The Boeing Company. ["Boeing 2nd request"]

Subject: Rebuttal to new Boeing claims of Feb 07 of our violation of Rule 14a-8(i)(3) and Rule 14a-9 in our shareholder proposal on choice of Pension Plans.

We would appreciate confirmation of receipt of this letter by reply to dshuper@att.net or by PHONE OR FAX to 425-885-9528. We have faxed copies to Perkins Coie and Boeing

Dear Sir or Madam:

We admit to a certain amount of vexation by having to further burden the SEC with detailed rebuttals to the last minute Boeing claims on items which could have been more easily resolved by good faith negotiations via a phone call from Boeing, as happened last year when Boeing missed its statutory response dates instead of the intimidation tactics employed via misleading letters.

1) We repeat our offer to adjust wording to accommodate any reasonable and rational request by Boeing or as requested by the SEC.

2) We have included a copy [Exhibit A] of the CalPERS web site as it was from April 2001 until late January 2002. We had initially assumed that the use of quote marks related to the source [CalPERS] combined with an active link to the website was adequate documentation for any purpose short of judicial proceedings. We apologize for not including it as an exhibit in our previous lengthy rebuttal letter.

3) The company again attempts to deny the proponent's statements regarding choice and improper conduct without citing a specific instance, law, regulation, administrative decision, or adjudication to substantiate its position. Boeing has offered only their unsupported interpretation of regulations. Their statements were then and are now improper, as due diligence would have revealed the company has already returned some employees to the Heritage Plan by contract, and contracts with choice at termination have been in effect since 1999, as mentioned in our rebuttals of last year and again this year.

We believe Boeing has failed to meet their burden of establishing an entitlement to exclude our statements, and again has made improper arguments.

Thank you for your attention

Donald W Shuper 425-885-9528. 13715 NE 70th Place, Redmond, WA 98052

Donald W. Shuper

Boeing 2nd request Item 1.- Use of the word 'pump up'

. . . In his rebuttal letter, Proponent suggests that the false and misleading nature of this allegation can be remedied by adding the word "**legally**" before the words "**pump up.**" This attempted "fix" does not work, because the statement still accuses the Company of pumping up earnings, and by use of that pejorative phrase, implies that the Company has acted improperly. Accordingly, the entire statement should be excluded from the Proposal "

Comment: Some of our dictionary definitions of "pump up" include; to increase, heighten, or strengthen. We can find no definition that appears to be objectively pejorative. [Webster Encyclopedic Unabridged Dictionary, 2001 Edition]. For example, possible substitutions could include inflate, increase, heighten, strengthen. We believe it would be easier to resolve by a simple phone call than to pick any alternate wording and get further embroiled in the passing of notes with multiple copies game across the country as a result of the untimely response by Boeing.

Boeing 2nd request Item 2 -Complaint about the Calpers website.as a citation.

". . . In fact, no such information is currently contained on the referenced web site. Since Proponent has not provided support or a proper cite for this statement, the statement should be excluded from the Proposal "

Comment Had Boeing made a timely check or verification of the website prior to late January, they would have found our statement to be posted. About the first of February, Calpers removed the previous years statement. This is the Calpers site as accessed on 7 Feb 2002 8;30 PM Seattle time

http://www.calpers-governance.org/alert/proxy/proxy-results.asp

BOEING CO This is provided for informational purposes only and does not constitute investment advice. Ticker: BA Shareholder Meeting Date: 5/1/02

Total Shares Voted: 0

Proxy votes are not yet available for this company. Votes for this company are scheduled to be made available by 4/16/02

PLEASE NOTE THE MEETING DATE AND YEAR AND SCHEDULE FOR MEETING SHOWN ABOVE.

This was the Calpers site when accessed in April 2001 and thru Jan 2002

BOEING CO This is provided for informational purposes only and does not constitute investment advice. Ticker: BA Shareholder Meeting Date: 4/30/01

Total Shares Voted:**4,691,243**

Number Description / Reason Vote

[extract below]

7. Shareholder Proposal : **Give Certain Retirees a Choice Between Old Pension Plan and New Cash Balance Plan**

For

CalPERS advocates non-discrimination in retirement.

I accessed this site in preparation of my proposal in November, and my rebuttal in early January, and no changes had been made at that time. Exhibit A contains the complete Boeing voting record as shown on the site prior to February this year.

Boeing 2nd request Item 3.- Use of the word 'improperly'

" . . . Accordingly, since Proponent has provided no support for the allegation of **improper** conduct, the entire statement should be excluded from the Proposal. "

Comment: In December 2000, Boeing made the following statement in their request for a no action letter: "Fourth, the Proposal is misleading to the extent it may be implying that the "informed choice" could be made at the time of retirement or termination. ERISA and other laws impose specific eligibility, vesting, benefit and funding requirements. The Company could not comply with these requirements if participation were not determined until retirement or termination."

That statement was provably false, misleading, and improper for several reasons.

1) The company and its legal team should have known that a contract between AT&T and the Communication Workers of America specified : " . . . Workers with 15 years or more of service as of July 30, 1998, may choose to receive benefits either under the traditional defined benefit plan or the cash balance account and they can make the choice at the time of retirement so that it is completely clear which is best for them at that stage of life." [Morton Bahr CWA President [Communication Workers of America] from the CWA News, October 1999.], and that comment was contained in our rebuttal last year and again this year.

2) In July, 2000 , previously unrepresented technical workers at Boeing Wichita who had been converted to the Boeing cash balance plan called the **Pension Value Plan or PVP** voted for union representation. By Feb 2001, formal negotiations were in process, and by April, 2001 the company offer included the following statement:

" . . . Benefits earned under the **prior Pension Value Plan** will continue to be indexed and/or accrue interest credits as appropriate. . . ". Which meant that the company would convert back to the previous Heritage Plan. [The Boeing Company Employee Retirement Plan] on contract approval. [http://www.speea.org/wichita/files/negotiations/new_4-27-01/Benefits_Comparison.html]

By June, 2001, the contract including that offer was accepted. In pertinent part, the contract now reads :"ARTICLE 17 RETIREMENT PLAN Section 17.1 " . . . the Pension Value Plan in the form now in effect as to the employees within the unit to which this Agreement relates shall continue to be effective through December 31, 2001. **Effective January 1, 2002, employees will no longer accrue Benefit Service in the Pension Value Plan and will become participants of The Boeing Company Employee Retirement Plan** (hereafter called the Plan). . ."

[http://www.speea.org/wichita/files/negotiations/WTPU_Contract/Article 17.html]

Boeing knew in December of 2000, and knew last week that it is:

a) Legally possible to revert BACK to the Heritage Plan AFTER a conversion to the PVP

b) Legally possible to enter in a contract which would allow choice at retirement.

Again, our position is that by stating something ***known*** to be not in accordance with fact, truth, or right procedure is IMPROPER [Blacks- Abridged 6th Edition].

Thank you for your attention.

Attachment: Exhibit A-one page.

EXHIBIT A - CALPERS WEBSITE APRIL 2001 THRU LATE JAN 2002

http://www.calpers-governance.org/alert/proxy/proxy-results.asp

BOEING CO This is provided for informational purposes only and does not constitute investment advice.
Ticker: BA Shareholder Meeting Date: 4/30/01
Total Shares Voted: 4,691,243
Number Description / Reason Vote

1. Elect Directors
For
2. Shareholder Proposal
Disclose Offsets Made with Foreign Entities
For
CalPERS believes this proposal poses no long-term harm
to the company.
3. Shareholder Proposal
Report on Space-Based Weapons
For
CalPERS believes this proposal poses no long-term harm to the company.
4. Shareholder Proposal
Report on Ways to Link Executive Compensation to Social Performance
For
CalPERS believes this proposal poses no long-term harm to the company
5. Shareholder Proposal
Reinstate Simple Majority Vote Requirement
For
CalPERS believes this proposal poses no long-term harm to the company.
6. Shareholder Proposal
Annual Election of the Entire Board of Directors
For
CalPERS believes annual elections foster accountability.
7. **Shareholder Proposal**
Give Certain Retirees a Choice Between Old Pension Plan and New Cash Balance Plan
For
CalPERS advocates non-discrimination in retirement.

8. Shareholder Proposal
Advisory Vote for Audit Committee
For
CalPERS believes this proposal poses no long-term harm to the company.
9. Shareholder Proposal
Limit Stock-Based Awards Against
CalPERS believes this proposal may pose long-term harm to the company.

= = = END EXHIBIT A = = =

End of our 2nd rebuttal.

Donald Shuper Redmond.

LAST PAGE.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 13, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Boeing Company
Incoming letter dated December 14, 2001

The proposal requests that the board of directors adopt a policy that (1) all employees vested at the time of conversion be given a choice between their heritage plans or the Pension Value cash-balance plan at the time of termination or retirement, and (2) the cash balance plan provide a monthly annuity at least equal to that expected under the old pension plan, or an actuarially equivalent lump sum.

We are unable to concur with your view that Boeing can exclude the entire proposal and supporting statement under 14a-8(i)(3). However, there appears to be some basis for your view that portions of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponent must:

- delete the word "improperly" from the statement that begins "Boeing improperly claimed . . ." and ends ". . . or termination";
- delete the words "ignored and" from the statement that begins "Boeing ignored . . ." and ends ". . . as trustee";
- delete the sentence that begins "We believe . . ." and ends " . . . under the old plan(s)";
- delete the phrase "and to pump up earnings with non-spendable dollars" from the sentence that begins "Boeing does not . . ." and ends ". . . with non-spendable dollars";
- delete the discussion that begins "In 1994 . . ." and ends " . . . September 6 2001]";
- revise the sentence that begins "The California Public . . ." and ends ". . . in retirement'" to provide factual support in the form of a citation to a specific source;
- delete the sentence that begins "Please encourage . . ." and ends ". . . to loyal employees"; and

- delete the sentence that begins “Communications and . . .” and ends “ . . . http://home.att.net/~dprops/welcome.html.”

Accordingly, unless the proponent provides Boeing with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Boeing omits only these portions of the proposal and supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Maryse Mills-Apenteng
Attorney-Advisor